   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1997
                                                      REGISTRATION NO. 33-69734
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                              AMENDMENT NO. 4 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                      KULICKE AND SOFFA INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
             PENNSYLVANIA                            23-1498399
    (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OF ORGANIZATION)                     NUMBER)
                             2101 BLAIR MILL ROAD
                       WILLOW GROVE, PENNSYLVANIA 19090
                                (215) 784-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                               C. SCOTT KULICKE
                      KULICKE AND SOFFA INDUSTRIES, INC.
                             2101 BLAIR MILL ROAD
                       WILLOW GROVE, PENNSYLVANIA 19090
                                (215) 784-6000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
 JEFFREY C. MOORE, ESQ.   JOHN C. BENNETT, JR., ESQ.   JEFFREY D. SAPER, ESQ.
   KULICKE AND SOFFA         SCOTT A. BLANK, ESQ.      JOHN T. SHERIDAN, ESQ.
    INDUSTRIES, INC.        DRINKER BIDDLE & REATH   WILSON SONSINI GOODRICH &
  2101 BLAIR MILL ROAD                                         ROSATI
                      PHILADELPHIA NATIONAL BANK BUILDING
     WILLOW GROVE,           1345 CHESTNUT STREET     PROFESSIONAL CORPORATION
   PENNSYLVANIA 19090  PHILADELPHIA, PENNSYLVANIA 19107  650 PAGE MILL ROAD
     (215) 784-6000             (215) 988-2700         PALO ALTO, CALIFORNIA
                                                             94304-1050
                                                           (415) 493-9300
                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the Underwriting Agreement is executed.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

============================================================================================
                                                    PROPOSED       PROPOSED
                                      AMOUNT        MAXIMUM        MAXIMUM      AMOUNT OF
                                       TO BE     OFFERING PRICE   AGGREGATE    REGISTRATION
  TITLE OF SHARES TO BE REGISTERED REGISTERED(1)  PER SHARE(2)  OFFERING PRICE    FEE(3)
-------------------------------------------------------------------------------------------
    Common Stock...........          3,450,000      $25.4375     $87,759,375    $18,772.79
============================================================================================

(1) Includes 450,000 shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment option.
(2) Calculated pursuant to Rule 457(c) based upon the average of the high and low prices reported on the Nasdaq National Market on February 21, 1997.
(3) A fee of $13,560.79 was paid with the original filing of this Registration Statement for 2,875,000 shares (post two-for-one stock split effected in July 1995) and a subsequent fee of $1,666.00 was paid with Amendment No. 1 to cover the additional registration of 115,000 shares. An additional 460,000 shares are being registered hereby with the filing of Amendment No. 4 with the payment of $3,546.00 to cover such additional shares.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 25, 1997

                                3,000,000 SHARES

                    [LOGO OF KULICKE & SOFFA APPEARS HERE]

                                  COMMON STOCK

    All of the shares of Common Stock offered hereby are being sold by Kulicke and Soffa Industries, Inc. ("K&S" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol KLIC. On February 24, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $26.50 per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Price to Underwriting Proceeds to
                                                Public  Discount(1)  Company(2)
--------------------------------------------------------------------------------
Per Share.....................................   $          $           $
Total(3)......................................  $          $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $350,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover overallotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $   , the Underwriting Discount will total $    and the
    Proceeds to Company will total $   . See "Underwriting."

    The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about       , 1997.

                                  ----------

MONTGOMERY SECURITIES
                                LEHMAN BROTHERS
                                                               SMITH BARNEY INC.

                                      , 1997

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission. The Company's Common Stock is quoted on the Nasdaq National Market, and reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been previously filed by the Company with the Commission (Commission File No. 0-121) and are hereby incorporated by reference in this Prospectus as of their respective dates: (a) Annual Report on Form 10-K for the fiscal year ended September 30, 1996; (b) Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1996; and (c) Form 8-A12G/A dated September 8, 1995 (as amended by a Form 8-A12G/A dated September 11, 1995).

  Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement or information contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement or information contained herein modifies or replaces such a statement or such information. Any such statement or information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. Such incorporation by reference shall not be deemed specifically to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K under the Securities Act.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests should be submitted by telephone to (215) 784-6750 or in writing to Kulicke and Soffa Industries, Inc., 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090, Attention:
Director --Investor Relations.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING THE ENTRY OF STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

        Kulicke and Soffa Industries, Inc. is a                    THE
     leading supplier of semiconductor assembly    [ARTWORK
    solutions. The Company offers systems that      APPEARS        SEMICONDUCTOR
   address a broad range of applications in the      HERE]
        assembly process including wire bonding                    MANUFACTURING
    systems, wafer dicing saws and die, TAB and
   flip-chip bonders. Through its American Fine                    PROCESS
    Wire, Micro-Swiss and Semitec subsidiaries,
        the Company offers a range of packaging
materials, including bonding wire, capillaries,        .
            wedges, die collets and saw blades.        .
                                                       .
                                                      \ /
             ----------------------------------------------------
                               WAFER FABRICATION

                 The manufacture of ICs requires complex and
                 precise steps which can be broadly grouped into
                 wafer fabrication, assembly and test. Wafer
                 fabrication, the first step in the semiconductor
                 manufacturing process, starts with raw silicon
                 wafers and ends with finished devices in the form
                 of die on a wafer. After fabricated wafers are
                 tested, they typically are shipped to assembly
                 facilities located primarily in the Asia/Pacific
                 Rim.
             ----------------------------------------------------
                                       .
                                       .
 .......................................
 .
 .  WAFER DICING              DIE BONDING                  WIRE BONDING
 .
 .\ [PICTURE OF         ..\   [PICTURE OF         ..\      [PICTURE OF
  /  WAFER DICING         /    DIE BONDING          /       WIRE BONDING   .....
     APPEARS HERE]             APPEARS HERE]                APPEARS HERE]      .
                                                                               .
A finished wafer is        The cut wafer, still        The package with its    .
mounted onto a carrier.    mounted on its carrier,     bonded die is moved to  .
After precise automatic    is next moved to a die      a wire bonder. Very     .
positioning of the         bonder. The die bonder      fine gold or aluminum   .
wafer, a dicing saw cuts   picks each good die off     wire (typically 0.001   .
the wafer into individual  the carrier and bonds       inches in diameter) is  .
die using diamond          it to a package, which      bonded between specific .
embedded saw blades. Saw   is typically a stamped      bond pads on the die    .
blades are matched to the  metal leadframe, a          and corresponding leads .
material being diced and   laminate-based package      on the package, in      .
are replaced at periodic   or ceramic package,         order to create the     .
intervals.                 depending on the die and    electrical connections  .
                           the application in which    necessary for the       .
                           it will be used.            device to function. The .
                           Individual die are          wire passes through a   .
                           handled delicately with     fine bonding tool       .
                           pick-up tools and/or die    called a capillary, the .
                           collets which must          shape of which          .
                           conform to the shape of     determines the          .
                           the die.                    configuration of the    .
                                                       bond.                   .
                                                                               .
                                                                               .
                                                                               .
                         .......................................................
                         .
                         .
                        \/
----------------------------------------------------      ----------------------
                  ENCAPSULATION                                    TEST

After wire bonding, the package is encapsulated. For      After encapsulation,
leadframe-based packages, plastic is molded around        devices are re-tested,
the package and the leads are then trimmed and            and are then marked
formed. For ceramic packages, encapsulation is      ...\  and prepared for
accomplished by mounting a lid over the die. For       /  shipment.
laminate-based packages, plastic is molded on the
laminate and balls are attached.
----------------------------------------------------      ----------------------
                                                                     .
                                                                     .
                                                                     .
           [ARTWORK APPEARS HERE]         /...........................
                                          \

                                   FINISHED
                                 SEMICONDUCTOR
                                    DEVICES

                     KULICKE AND SOFFA ASSEMBLY EQUIPMENT

--------------------------------------------------------------------------------
  A Scanning Electron Microscope (SEM) Photo of Diced Wafer

                      [PHOTO OF DICED WAFER APPEARS HERE]
--------------------------------------------------------------------------------
DICING                                [PHOTO OF DICING SAW APPEARS HERE]
SAWS                                  Model 7500
                                      Fully Automated
                                      Dicing Saw


--------------------------------------------------------------------------------
  SEM Photo of Die Bonded to Leadframe

                [PHOTO OF DIE BONDED TO LEADFRAME APPEARS HERE]
--------------------------------------------------------------------------------
DIE           [PHOTO OF MULTI-PROCESS           [PHOTO OF DIE ATTACH
BONDERS       ASSEMBLY SYSTEM APPEARS           MACHINE APPEARS HERE]
              HERE]
              Model 6900                        Model 5408
              Automatic                         Automatic
              Multi-Process                     Die Attach
              Assembly System                   Machine



                        --------------------------------------------------------
                          SEM Photo of Aluminum Wedge Bond
         WIRE
         BONDERS               [PHOTO OF ALUMINUM WEDGE BOND APPEARS HERE]
                        --------------------------------------------------------
             [PHOTO OF WEDGE BONDER
             APPEARS HERE]
             Model 1474fp
             Wedge Bonder

--------------------------------------------------------------------------------
  SEM Photo of Gold Ball Bond

                      [PHOTO GOLD BALL BOND APPEARS HERE]
--------------------------------------------------------------------------------
                                       [PHOTO OF GOLD BALL
                                       BONDER APPEARS HERE]
                                       Model 1488 plus
                                       Gold Ball Bonder

--------------------------------------------------------------------------------
  SEM Photo of Wire and Die Bonded Device

              [PHOTO OF WIRE AND DIE BONDED DEVICE APPEARS HERE]
--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

  This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results could differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus and in the documents incorporated by reference herein.

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and other information incorporated by reference herein, including the Company's Consolidated Financial Statements and notes thereto. Unless otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. As used in this Prospectus, the terms "K&S" and the "Company" include Kulicke and Soffa Industries, Inc. and its subsidiaries, unless the context otherwise indicates. The Company's fiscal year ends September 30.

                                  THE COMPANY

  The Company designs, manufactures and markets capital equipment, related spare parts and packaging materials used to assemble semiconductor devices ("semiconductors" or "ICs"). The Company also services, maintains, repairs and upgrades assembly equipment. According to VLSI Research, Inc. ("VLSI"), as of December 31, 1995, K&S was the world's largest supplier of semiconductor assembly equipment. The Company offers systems that address a broad range of applications in the assembly process including wire bonding systems, wafer dicing saws and die, TAB and flip-chip bonders. Through its American Fine Wire Corporation ("AFW"), Micro-Swiss Ltd. ("Micro-Swiss") and Semitec subsidiaries, the Company offers packaging materials including bonding wire, capillaries, wedges, die collets and saw blades. The Company's customers consist of leading semiconductor manufacturers and subcontract assemblers of semiconductors, including Advanced Semiconductor Engineering, Anam Electronics, Hyundai, Intel, Micron, Motorola, National Semiconductor, Orient Semiconductor Electronics, Philips and SGS-Thomson.

  According to VLSI, the worldwide market for semiconductors exceeded $137 billion in 1996 and is expected to reach approximately $340 billion by 2001. The market for semiconductor assembly equipment is expected to continue to be driven by the demand for ICs, as well as the proliferation of different package types and technological advances in IC packages. Different types of devices such as microprocessors, logic devices and memory devices often require different assembly and packaging solutions. In addition, current-generation semiconductors are more complex, more densely fabricated and more highly integrated than those of prior generations. To package these newer devices, assembly equipment must be able to handle smaller, more complex packages with higher pin counts. In addition, device manufacturers and assemblers continue to demand equipment with faster throughput, greater reliability, more automated manufacturing support and lower cost of ownership. The market for the packaging materials used in the semiconductor assembly process is similarly driven by IC unit volume and increased technological demands. These demands typically include package size reduction and greater consistency or uniformity of materials.

  K&S believes it is the world's leading supplier of wire bonders. The Company's wire bonders, which represented approximately 57% of the Company's net sales in the fiscal year ended September 30, 1996, are used to connect extremely fine wires, typically made of gold or aluminum, between the bonding pads on a die and the leads on the package to which the die has been bonded. The Company's principal wire bonders are its Model 1488 plus ball bonder and Model 1474fp wedge bonder. The Company believes that its wire bonders offer competitive advantages based on high throughput and superior process control, enabling fine pitch bonding and long, low wire loops, which are needed to assemble advanced IC packages.

  The Company's principal strategy is to improve and broaden the range of products and services it offers to its customers. The Company intends to enhance its leadership position in the wire bonder market and is currently devoting substantial resources to develop its next generation of wire bonders, the 8000 family. This family is being designed to enhance the technical performance and further reduce the cost of ownership of K&S' wire bonder products. The first product of this family, the Model 8020, is currently scheduled to be introduced in the second half of calendar 1997. The Company also intends to broaden its existing equipment product lines, expand its packaging materials business, focus on service and spare parts opportunities and pursue alternative packaging technologies. The Company sells its packaging materials for use with competitors' assembly equipment as well as its own equipment. The Company has recently expanded its packaging materials business through its acquisitions of AFW, a manufacturer of gold and aluminum bonding wire, in October 1995, and Semitec, a manufacturer of saw blades, in October 1996.

  The Company was founded in 1951 and is a Pennsylvania corporation. Its principal offices are located at 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090, and its telephone number is (215) 784-6000.

                                  THE OFFERING

Common Stock offered by the Company...  3,000,000 shares
Common Stock to be outstanding after
 the Offering......................... 22,462,099 shares(1)
Use of Proceeds....................... For repayment of outstanding bank and other debt obligations, and for working
                                       capital and other general corporate
                                       purposes. See "Use of Proceeds."
Nasdaq National Market symbol......... KLIC

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            THREE MONTHS ENDED
                           FISCAL YEAR ENDED SEPTEMBER 30,     DECEMBER 31,
                           -------------------------------- -------------------
                              1994       1995       1996      1995      1996
                           ---------- ---------- ---------- --------- ---------
STATEMENT OF OPERATIONS
 DATA:
Net sales................. $  173,302 $  304,509 $  381,176 $ 127,189 $ 81,844
Gross profit..............     71,968    137,052    141,685    52,076   28,781
Income from operations....     13,930     55,440     17,418    23,812    1,861
Net income................     10,418     42,822     11,847    16,337      419
Net income per share,
 fully diluted............ $     0.63 $     2.22 $     0.60 $    0.82 $   0.02
Weighted average shares
 outstanding, fully
 diluted..................     16,665     19,693     19,773    19,861   19,833

                                                             DECEMBER 31, 1996
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(2)
                                                            -------- -----------
BALANCE SHEET DATA:
Working capital............................................ $102,486  $127,661
Total assets...............................................  254,557   275,032
Short-term debt............................................    5,312       612
Long-term debt, less current portion.......................   50,674       674
Shareholders' equity.......................................  148,040   223,215

--------
(1) Based upon the shares of Common Stock outstanding as of December 31, 1996. Excludes 1,499,854 shares of Common Stock reserved for issuance upon exercise of outstanding options and an additional 1,274,386 shares reserved for issuance pursuant to future option grants under the Company's stock option plans as of December 31, 1996.
(2) Adjusted to reflect the sale of 3,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $26.50 per share, after deducting the estimated underwriting discount and offering expenses, and the anticipated application of the proceeds thereof. See "Use of Proceeds."

                                  RISK FACTORS

  Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus and incorporated herein by reference concerning the Company and its business, before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve certain risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in the Prospectus generally, including the documents incorporated by reference herein. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. These forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

FLUCTUATIONS IN OPERATING RESULTS; LIMITED SYSTEM SALES

  The Company has experienced and expects to continue to experience significant fluctuations in its operating results. The Company's operating results will depend upon a variety of factors, including the timing of significant orders, the mix of products sold, changes in pricing by the Company, its competitors, customers or suppliers, lengthy sales cycles for the Company's systems, timing of new product announcements and releases by the Company or its competitors, market acceptance of new products and enhanced versions of the Company's existing products, capital spending patterns by customers, manufacturing difficulties or inefficiencies associated with existing products or new product introductions and the ability to produce systems in volume and meet customer requirements, product discounts, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions of operations caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances and various competitive factors, including price-based competition and competition from vendors employing other technologies. The Company's gross margins on system sales have varied and will vary based on a variety of factors, including the mix of products sold and significant purchases by customers with volume purchase arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company derives a substantial portion of its revenues from the sale of a relatively small number of systems which typically range in purchase price from approximately $60,000 to over $375,000. As a result, the sale of a limited number of systems could have a material effect on the Company's net sales and operating results in a particular period. In addition, the Company's backlog at the beginning of a quarter typically does not include all orders required to achieve the Company's sales objectives for that quarter. Moreover, virtually all customer purchase orders are subject to cancellation or rescheduling by the customer with limited or no penalties, and, therefore, backlog at any particular date is not necessarily representative of actual sales for any succeeding period. The Company's net sales and operating results for a quarter typically will depend upon the Company obtaining orders for systems to be shipped in the same quarter that the order is received and could be materially adversely affected if anticipated orders for a limited number of systems are not received in time to permit shipment during such period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay or reduction in shipments near the end of a particular quarter, due, for example, to unanticipated shipment reschedulings, cancellations or deferrals by customers, to customer credit issues, to unexpected manufacturing difficulties experienced by the Company or to delays in deliveries by suppliers, could cause net sales in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's operating results for such quarter.

  During the past several years, the Company has increased its operating expense levels to support the recent growth of its business and intends to continue to make significant investments in research and development, capital equipment and customer service and support capabilities worldwide. These investments may make it difficult for the Company to reduce its operating expenses in a particular period if the Company's net sales goals for that period are not met. There can be no assurance that the Company will achieve a rate of growth or maintain a level of sales in any future period commensurate with its increased level of operating expenses.

  The impact of the factors described above on the Company's sales and operating results in any future period cannot be forecast with certainty. The Company, for example, experienced declining sequential net sales and operating income in the second, third and fourth quarters of fiscal 1996. Revenues declined from $127.2 million in the first quarter of fiscal 1996 to $61.7 million in the fourth quarter of fiscal 1996 while net income declined from $16.3 million in the first quarter of fiscal 1996 to a net loss of $12.7 million in the fourth quarter of fiscal 1996. There can be no assurance that the impact of any of the factors described above on the Company's future operating results and financial condition will not be material and adverse. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF SEMICONDUCTOR INDUSTRY

  The operating results of the Company's largest business segment, equipment manufacturing, depend primarily upon the capital expenditures of semiconductor manufacturers and subcontract assemblers worldwide, which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry has historically been highly volatile and experienced periodic downturns and slowdowns, which have had a severe negative effect on the semiconductor industry's demand for semiconductor capital equipment, including assembly equipment manufactured and marketed by the Company and, to a lesser extent, packaging materials such as those sold by the Company. These downturns and slowdowns have also adversely affected the Company's operating results. There can be no assurance that the semiconductor industry will achieve its historical growth rates in the future. Any future downturn or slowdown in the semiconductor industry would have a material adverse effect on the Company's business, financial condition and operating results.

  While semiconductor consumption continues to grow, the Company's equipment segment was adversely affected in fiscal 1996 by industry wide overinvestment in assembly capacity in fiscal 1995 and early fiscal 1996. During the third and fourth quarters of fiscal 1996, the rate of new customer orders booked into backlog was lower than each of the previous four quarters. Declining orders resulted in a reduction in net sales of the Company's equipment products during the second, third and fourth quarters of fiscal 1996 and contributed significantly to the $12.7 million net loss by the Company in the fourth quarter of fiscal 1996. There can be no assurance that overinvestment in assembly capacity will not occur in the future or, if it does occur, that the effect on the Company's future operating results and financial condition will not be material and adverse. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTIONS; PRODUCT TRANSITIONS

  The semiconductor and semiconductor equipment industries are subject to rapid technological change and frequent new product introductions and enhancements. The Company believes that its continued success will depend on its ability to continuously develop and manufacture new products and product enhancements and to introduce them into the market in response to demands for higher performance assembly equipment. There can be no assurance that the Company's competitors will not develop enhancements to or future generations of competitive products that will offer superior performance and features and render the Company's products noncompetitive. Furthermore, there can be no assurance that competitive technologies, such as flip-chip assembly, or future technologies will not render the Company's wire bonding products obsolete or that the Company will be able to develop and introduce products incorporating such technologies in a timely manner that will satisfy future customers needs or achieve market acceptance. Failure to develop and introduce new products and product enhancements or to gain customers' acceptance of such products in a timely fashion would harm the Company's competitive position.

  The Company is in the process of developing a new generation of wire bonder, the 8000 family, which will be based on an entirely new platform and has required the development of new software and many subassemblies not part of the Company's current wire bonders. The Company has experienced delays in the development of the first product in the 8000 family, the Model 8020. The delays in the development of the Model 8020 have been due to a variety of reasons typical to the development of new technological products, including hardware, software and process related issues and changes in functional specifications based on input from customers. While development and technical risks exist which have the potential to further affect the introduction of the Model 8020, the Company currently expects that the product will be released in the second half of calendar 1997. However, no assurance can be given that its scheduled introduction in the second half of calendar 1997 will not be delayed. The Company also may incur substantial costs during the customer evaluation and qualification process to ensure the functionality and reliability of the product. The Company's inability to complete the development of and introduce the Model 8020 or other new products, or its inability to manufacture and ship these products in volume and on a timely basis, could adversely affect the Company's competitive position.

  Furthermore, the Company's planned transition to the Model 8020 platform involves numerous risks, including the possibility that customers will defer purchases of Model 1488 plus wire bonders in anticipation of the availability of the Model 8020 or that the Model 8020 will fail to meet customer needs or achieve market acceptance. To the extent that the Company fails to accurately forecast demand in volume and configuration for both its current and next-generation wire bonders and generally to manage product transitions successfully, it could experience reduced orders, delays in product shipments and increased risk of inventory obsolescence. There can be no assurance that the Company will successfully develop and manufacture new products, including the Model 8020, that new products introduced by the Company will be accepted in the marketplace or that the Company will manage its product transitions successfully. The Company's failure to do any of the foregoing could materially adversely affect the Company's business, financial condition and operating results.

CUSTOMER CONCENTRATION

  The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and subcontract assemblers accounting for a substantial portion of the purchases of semiconductor assembly equipment and packaging materials. Sales to the Company's five largest customers accounted for approximately 51.5%, 55.7%, 42.0% and 42.5% of its net sales for the fiscal years ended September 30, 1994, 1995 and 1996 and the three months ended December 31, 1996, respectively. In fiscal 1994, sales to Anam, Intel and Motorola accounted for 14.2%, 11.5% and 10.8%, respectively, of the Company's net sales. In fiscal 1995, sales to Intel and Anam accounted for 19.8% and 16.3%, respectively, of the Company's net sales. During fiscal 1996, Anam and Intel accounted for approximately 14.3% and 11.2%, respectively, of the Company's net sales. For the three months ended December 31, 1996, sales to Anam and Intel accounted for 12.4% and 11.3%, respectively, of the Company's net sales. Additionally, the top five customers in the Company's packaging materials segment accounted for over 40% of the Company's net sales for the segment in each of fiscal 1996 and the three months ended December 31, 1996. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. The loss or reduction of orders from a significant customer, including losses or reductions due to manufacturing, reliability or other difficulties associated with the Company's products, changes in customer buying patterns or market, economic or competitive conditions in the semiconductor or subcontract assembly industries, could adversely affect the Company's business, financial condition and operating results. See "Business -- Customers."

PRODUCT CONCENTRATION

  The Company's wire bonders have historically represented a substantial portion of the Company's net sales. During the fiscal years ended September 30, 1994, 1995 and 1996 and the three months ended December 31, 1996, sales of wire bonders, primarily fully automatic ball bonders and wedge bonders, comprised 68%, 74%, 57% and 51% of net sales, respectively. Should the demand for, or pricing of, these products decline due to the introduction of superior or lower cost systems by competitors, changes in the semiconductor industry or other factors, the Company's business, operating results and financial condition would be materially adversely affected. While the Company's strategy is to diversify its products and services, no assurance can be given that the Company will be able to develop, acquire, introduce or market new products in a timely or cost-effective manner or that any new products or improvements will achieve market acceptance.

  The Company's wire bonder product concentration also subjects the Company to risks from the emergence of alternate assembly technologies. The Company's primary products employ traditional die and wire bonding methods used in conventional semiconductor device assembly. However, alternate assembly technologies have emerged which may offer superior device performance or reduce the size of an IC package. These technologies, including TAB, flip-chip and chip-scale packaging, eliminate the need for wires to establish the electrical connections between a die and its package. While most ICs currently incorporate traditional die and wire bonding technologies, there can be no assurance that the semiconductor industry will not, in the future, shift a significant part of its volume into these or other alternate assembly technologies and eliminate the need for certain of the Company's products, including its die and wire bonders and related packaging materials utilized by these assembly processes. See "Business."

MANAGEMENT OF GROWTH

  The Company has significantly expanded its operations in recent years. This expansion has included, and is expected to continue to include hiring additional management and other critical personnel, adding manufacturing equipment and capacity and expanding its domestic and international operations. In addition, the Company plans to relocate AFW's Singapore operations to a new facility and has constructed a new Micro-Swiss facility in Israel, either of which could result in short-term manufacturing disruptions. The Company's acquisitions and alliances over the last several years have further increased the complexity, scope and geographic distribution of its operations. The Company's expansion has placed and is expected to continue to place increased demands on the Company's management, financial resources and information and internal control systems. The Company's financial results depend in significant part on its ability to manage its expanded operations and to continue to implement, improve and expand its systems, procedures and controls. Any failure to implement, improve and expand such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and operating results.

MANUFACTURING DIFFICULTIES; DEPENDENCE ON SUBCONTRACTORS; SINGLE OR LIMITED SOURCES OF SUPPLY

  The manufacture of the Company's products involves highly complex and precise components, subassemblies, materials and processes. Changes in the Company's or its suppliers' manufacturing processes or the inadvertent use of defective or contaminated materials by the Company or its suppliers could adversely affect the Company's ability to achieve acceptable product quality and reliability. The

Company has experienced such problems from time to time, with varying degrees of severity, which on occasion have adversely affected its ability to deliver products in a timely manner to its customers. To the extent the Company does not maintain acceptable product quality or reliability in the future, its business, financial condition and operating results could be materially and adversely affected.

  As a part of its strategy, the Company relies on subcontractors to manufacture to the Company's specifications many of the materials, components and subassemblies used in its products. Certain of the Company's products require materials, components and subassemblies of an exceptionally high degree of reliability, accuracy, performance and purity. Currently there are a number of such items for which there are only a single or limited number of suppliers which have been accepted by the Company as a qualified supplier. The Company generally does not maintain long-term contracts with its subcontractors and suppliers. While the Company does not believe that the Company's business is substantially dependent on any contract or arrangement with any of its subcontractors or suppliers, the Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and the reduced control over delivery schedules, manufacturing yields, quality and costs. Further, certain of the Company's subcontractors and suppliers are relatively small operations and have limited financial and manufacturing resources. In the event that any significant subcontractor or single source supplier were to become unable or unwilling to continue to manufacture or sell subassemblies, components or parts to the Company in required volumes and of acceptable quality levels and prices, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. The Company has experienced, from time to time, reliability and quality problems with certain key subassemblies provided by single source and other suppliers. The Company also has experienced delays in the delivery of subassemblies from these and other subcontractors in the past, which caused delays in Company shipments. If supplies of such items were not available from any such source at acceptable quality levels and prices and a relationship with an alternative supplier could not be developed, shipments of the Company's products could be interrupted and re-engineering of the affected product could be required with resulting delays. In addition, from time to time, the Company has experienced manufacturing difficulties and problems in its own operations which have caused delays and have required remedial measures. Such delays, interruption and re-engineering could damage the Company's relationships with its customers and could have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Manufacturing."

INTENSE COMPETITION

  The semiconductor equipment and packaging materials businesses are intensely competitive. Significant competitive factors in the semiconductor equipment market include process capability and repeatability, quality and flexibility, and cost of ownership, including throughput, reliability and automation, customer support and price. The Company's major equipment competitors include Shinkawa, Kaijo and ESEC in wire bonders; ESEC, Nichiden, ASM Pacific Technology and Alphasem in die bonders; and Disco Corporation in dicing saws. Competitive factors in the semiconductor packaging materials industry include price, delivery and quality. Significant competitors in the packaging materials line include Gaiser Tool Co., Small Precision Tools, Inc. and Disco Corporation with respect to expendable tools and Tanaka Electronic Industries and Sumitomo Metal Mining in the bonding wire market. In each of the markets it serves, the Company faces competition and the threat of competition from established competitors and potential new entrants, some of which may have greater financial, engineering, manufacturing and marketing resources than the Company. Some of these competitors are Japanese companies that have had and may continue to have an advantage over the Company in supplying products to Japan-based companies due to their preferences to purchase equipment from Japanese suppliers. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's existing products. If a particular semiconductor manufacturer or subcontract assembler selects a competitor's product for a particular assembly operation, the Company may experience difficulty in selling a product to that company for a significant period of time. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

INTERNATIONAL OPERATIONS

  Approximately 74%, 78%, 79% and 79% of the Company's net sales for fiscal 1994, 1995 and 1996 and the three months ended December 31, 1996, respectively, were attributable to sales to customers for delivery outside of the United States. The Company expects sales outside of the United States to continue to represent a substantial portion of its future revenues. The future performance of the Company will depend, in significant part, upon its ability to continue to compete in foreign markets which, in turn, will depend, in part, upon a continuation of current trade relations between the United States and foreign countries in which semiconductor manufacturers or subcontractors have assembly operations. A change toward more protectionist trade legislation in either the United States or such foreign countries, such as a change in the current tariff structures, export compliance or other trade policies, could adversely affect the Company's ability to sell its products in foreign markets.

  Because most of the Company's foreign sales are denominated in United States dollars, the Company believes that the increase in value of the United States dollar against foreign currencies during the past 18 months, particularly the Japanese yen, is making the Company's products more expensive than those offered by certain of its foreign competitors. The Company's ability to compete overseas in the future could be adversely affected by a continuing strengthening of the United States dollar against foreign currencies.

  In addition, the Company maintains substantial manufacturing operations in countries other than the United States, including operations located in Israel and Singapore. Risks associated with the Company's international operations include risks of war and civil disturbances or other events which may limit or disrupt markets, expropriation, international exchange restrictions and currency fluctuations, changing political conditions and monetary policies of foreign governments. If such operations were interrupted by war, terrorism or other factors beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. See "Business -- Manufacturing."

ENVIRONMENTAL REGULATIONS; POSSIBLE FINANCIAL EXPOSURE TO ENVIRONMENTAL CLAIMS

  Federal, state, local and foreign regulations impose various controls on the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used in the Company's operations. The Company believes that its activities conform in all material respects to current environmental and land use regulations applicable to its operations and its current facilities and that it has obtained environmental permits necessary to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

INTELLECTUAL PROPERTY PROTECTION; NOTICES OF ALLEGED PATENT INFRINGEMENT

  Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that the claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will be issued from any pending application or that foreign intellectual property laws will protect the Company's intellectual property rights. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights or to defend against infringement claims. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

  Although the Company is not aware of any pending lawsuits against the Company regarding infringement claims with respect to any existing patent or any other intellectual property right of third parties, the Company has at times been notified of claims that equipment it has supplied may be infringing intellectual property rights of third parties. Certain of the Company's customers have received notices of infringement from Jerome H. Lemelson, alleging that equipment supplied by the Company, and processes performed by such equipment, infringe on patents held by Mr. Lemelson. Mr. Lemelson is the holder of numerous patents with purported broad application across various industry lines. The Company's situation in this respect is similar to numerous other companies in the semiconductor, electronics and other industries, whose customers have received notices of infringement from Mr. Lemelson. He has brought suit against a number of both domestic and foreign companies, including those in the automotive and semiconductor industries, and reportedly has obtained large settlements in certain instances. A number of the Company's customers have been sued by Mr. Lemelson. Under and subject to the terms of its agreements with customers, the Company could be required to reimburse customers for certain damages resulting from these matters and to defend its customers in patent infringement suits. Certain customers have requested that the Company defend and indemnify them against the claims of Mr. Lemelson, but, to date, no customer who has settled with Mr. Lemelson has sought contribution from the Company. The Company has received opinions from its outside patent counsel with respect to certain of the Lemelson patents. The Company is not aware that any equipment marketed by the Company or processes performed by such equipment infringe on the Lemelson patents in question and does not believe that such matters will have a material adverse effect on its business, financial condition and operating results. However, the ultimate outcome of any infringement claim affecting the Company is uncertain and there can be no assurances that the resolution of these matters will not have a material adverse effect on the Company's business, financial condition and operating results.

  The Company also believes that much of its important technology resides in its proprietary software and trade secrets. Insofar as the Company relies on trade secrets and unpatented knowledge, including software, to maintain its competitive position, there is no assurance that others may not independently develop similar technologies. In addition, although the Company enters into non-disclosure and non-competition agreements with certain of its employees, customers, consultants, selected vendors and others, there is no assurance that such agreements will not be breached. See "Business -- Intellectual Property."

ACQUISITIONS AND ALLIANCES

  As part of its strategy to complement or expand its existing business and product offerings, the Company has recently entered into several acquisition and alliance agreements with third parties. In October 1995, the Company consummated the acquisition of AFW, a manufacturer of bonding wire; and, in October 1996, completed the acquisition of Semitec, a manufacturer of saw blades. There can be no assurance that these operations will be profitable or that the anticipated benefits of either acquisition will be realized. In February 1996, the Company entered into a joint venture with Delco Electronics Corporation providing for the formation of Flip Chip Technologies, L.L.C. ("FCT"). FCT, which was formed to provide wafer bumping services on a contract basis and to license related technologies, has experienced losses since its inception. There can be no assurance that FCT will ever become profitable. See "--Investment in Flip Chip Technologies, L.L.C." In February 1997, the Company and PRI Automation Inc. ("PRI") signed a non-binding memorandum of understanding to cooperate in the development of technology to integrate and automate equipment used in semiconductor assembly. The transaction contemplated by the memorandum of understanding is subject to the negotiation of definitive agreements by the parties. The Company expects to continue to pursue acquisitions of, and alliances with, other companies with potentially complementary product lines, technologies and businesses. Although the Company currently has no agreement, understanding or arrangement with respect to any additional acquisitions or alliances, the Company evaluates potential strategic business opportunities which may be material in size and scope on an ongoing basis.

  Acquisitions and alliances, including those entered into by the Company to date, involve a number of risks and difficulties, including technology acceptance, expansion into new geographic markets and business areas, the requirement to understand local business practices, the diversion of management's attention, the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems with those of the Company. There can be no assurance that the Company will successfully integrate the operations of AFW, Semitec or other business acquisitions, or that the FCT or PRI alliances or any future alliances will be successful. If any such acquisition or alliance were to be unsuccessful, the Company's business, financial condition and operating results could be materially adversely affected. Further, possible future acquisitions or alliances by the Company could result in dilutive issuances of debt or equity securities, the incurrence of additional debt and contingent liabilities and additional amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, financial condition and operating results.

INVESTMENT IN FLIP CHIP TECHNOLOGIES, L.L.C.

  In February 1996, the Company entered into a joint venture agreement with Delco Electronics Corporation providing for the formation and management of FCT. FCT was formed to provide wafer bumping services on a contract basis and to license related technologies, and has recently completed construction of its manufacturing facility in Phoenix, Arizona. FCT is currently working with its customers to have its manufacturing process qualified. This qualification process is expected to continue at least through fiscal 1997. The Company has experienced losses with respect to its interest in FCT since its inception, including a $1.1 million loss during the first quarter of fiscal 1997. The Company expects it will incur losses in excess of this amount for at least each of the remaining quarters of fiscal 1997.

  Pursuant to the terms of the joint venture agreement, the Company is obligated to contribute to FCT an aggregate of $16.8 million, of which K&S had funded $9.7 million through the end of the first quarter of fiscal 1997. In addition to this obligation, the Company has agreed to loan FCT $5.0 million and may agree to provide further loans in the future. The joint venture is subject to numerous risks common to transactions of this nature. See "-- Acquisitions and Alliances." There can be no assurance that FCT will ever become profitable, that the Company will not make additional capital contributions and loans to FCT or that the anticipated benefits of the joint venture will ever be realized. If the joint venture were to not realize such benefits, the Company's business, financial condition and operating results could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the continued service of its key executive management and technical personnel, who are generally not bound by employment agreements requiring them to perform services for the Company. The loss of key personnel could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the Company's future operating results will depend in significant part upon its ability to attract and retain highly skilled managerial, technical and marketing personnel. The Company believes there is only a limited number of personnel with the requisite skills to serve in these positions. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The Company's inability to attract and retain the executive management and other personnel it requires could have a material adverse effect on the Company's business, financial condition and operating results.

VOLATILITY OF STOCK PRICE

  The stock market in general and the market for shares of technology companies in particular recently have experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Many companies in the semiconductor and semiconductor equipment industries, including the Company, experienced dramatic volatility in the market prices of their common stock during the last two years. The Company believes that factors such as announcements of developments related to the Company's business or its competitors' or customers' businesses, fluctuations in the Company's financial results, general conditions or developments in the semiconductor and semiconductor equipment industries and the worldwide economy, sales of the Company's Common Stock into the marketplace, the number of market makers for the Company's Common Stock, announcements of technological innovations or new or enhanced products by the Company or its competitors or customers, a shortfall in revenue, gross margin, earnings or other financial results from or changes in analysts' expectations and developments in the Company's relationships with its customers and suppliers, or a variety of factors beyond the Company's control could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to the Company's performance. See "Price Range of Common Stock."

FUTURE CAPITAL NEEDS

  In order to remain competitive, the Company must continue to make significant investments in capital equipment, facilities, computer systems, sales, service, training and support capabilities, procedures, controls, operations and research and development, among other items. The Company believes that its cash flows from operations, its working capital, amounts expected to be available under its revolving credit facilities and the net proceeds of this Offering will be sufficient to meet the Company's liquidity and capital requirements for at least the next 12 months. To the extent that such financial resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance, however, that additional financing will be available on reasonable terms or at all. See "--
 Acquisitions and Alliances," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Articles of Incorporation and By-laws and Pennsylvania law may discourage certain transactions involving a change in control of the Company. For example, the Company's Articles of Incorporation and By-laws contain provisions which (i) classify the Board of Directors into four classes, with one class being elected each year, (ii) permit the Board to issue "blank check" preferred stock without shareholder approval and (iii) prohibit the Company from engaging in certain business combinations with a holder of 20% or more of the Company's voting securities without supra-majority board or shareholder approval. Further, under the Pennsylvania Business Corporation Law, because the Company's By-laws provide for a classified Board of Directors, shareholders may only remove directors for cause. These provisions and certain provisions of the Pennsylvania Business Corporation Law could have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of holders of Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be $75.2 million ($86.5 million if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $26.50 per share after deduction of the underwriting discount and estimated offering expenses.

  The Company expects to use the majority of the net proceeds to repay the $50.0 million outstanding balance on its existing revolving credit facility with PNC Bank, N.A. and a $4.7 million obligation relating to the Semitec acquisition. The $50.0 million revolving credit facility expires March 30, 2001 and presently bears interest at LIBOR plus 40 basis points (5.775% at December 31, 1996). The $4.7 million obligation relating to the Semitec acquisition must be paid in cash or registered shares of the Company's Common Stock by June 2, 1997, and bears interest at 6% per annum until April 1, 1997 at which time the rate increases to 12% per annum until paid. The remaining proceeds are expected to be used for working capital and other general corporate purposes.

  The Company may use a portion of the net proceeds for acquisitions of businesses, products or technologies complementary to the Company's business and for joint ventures or other strategic alliances entered into for similar purposes. See "Risk Factors -- Acquisitions and Alliances."

  Pending the application of the net proceeds for the uses described above, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock trades on the Nasdaq National Market under the symbol KLIC. The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the Nasdaq National Market, which prices reflect the effect of a two-for-one split of the Common Stock which occurred in July 1995.

                                                                HIGH      LOW
                                                              --------- -------
     FISCAL 1995:
     First Quarter........................................... $10 31/32 $ 7 1/2
     Second Quarter..........................................  14 7/8     9 1/8
     Third Quarter...........................................  33 3/8    13 1/4
     Fourth Quarter..........................................  45 3/8    32 7/8
     FISCAL 1996:
     First Quarter...........................................  36 3/4    22
     Second Quarter..........................................  25 1/2    15 1/8
     Third Quarter...........................................  20 1/2    13 1/4
     Fourth Quarter..........................................  14 5/8     8 3/4
     FISCAL 1997:
     First Quarter...........................................  22 1/4    10 1/2
     Second Quarter (through February 24, 1997)..............  28 1/2    19

  On February 24, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $26.50 per share. As of February 21, 1997, there were approximately 900 holders of record of the shares of outstanding Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) at December 31, 1996 and (ii) as adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock pursuant to this Offering at an assumed public offering price of $26.50 and the application of the estimated net proceeds therefrom, after deducting the estimated underwriting discount and offering expenses.

                                                            DECEMBER 31, 1996
                                                            ------------------
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            --------  --------
                                                             (IN THOUSANDS)
Short-term debt(1)......................................... $  5,312  $    612
                                                            ========  ========
Long-term debt, less current portion(1).................... $ 50,674  $    674
                                                            --------  --------
Shareholders' equity:
  Preferred stock, without par value, 5,000,000 shares
   authorized, no shares outstanding.......................       --        --
  Common stock, without par value, 50,000,000 shares
   authorized; 19,462,099 shares outstanding actual; and
   22,462,099 shares outstanding as adjusted(2)............   49,038   124,213
  Retained earnings........................................  101,504   101,504
  Cumulative translation adjustment........................   (2,502)   (2,502)
                                                            --------  --------
    Total shareholders' equity.............................  148,040   223,215
                                                            --------  --------
      Total capitalization................................. $198,714  $223,889
                                                            ========  ========

--------
(1) The Company's short-term and long-term debt primarily reflect obligations of the Company relating to the Semitec acquisition and its $50.0 million revolving bank credit facility, respectively. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Excludes 1,499,854 shares of Common Stock reserved for issuance upon exercise of outstanding options and an additional 1,274,386 shares reserved for issuance pursuant to future option grants under the Company's stock option plans as of December 31, 1996.

                                DIVIDEND POLICY

  The Company currently does not pay cash dividends on its Common Stock. The Company presently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, which are incorporated herein by reference, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The consolidated statement of operations data set forth below with respect to the fiscal years ended September 30, 1994, 1995 and 1996 and the consolidated balance sheet data at September 30, 1996 have been derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, which report is incorporated by reference herein, and should be read in conjunction with such Annual Report on Form 10-K. The consolidated statement of operations data for the three-month periods ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1996 have been derived from, and are qualified by reference to, the unaudited consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the three-month period ended December 31, 1996 are not necessarily indicative of results to be expected for any subsequent period.

                                  FISCAL YEAR ENDED        THREE MONTHS ENDED
                                    SEPTEMBER 30,             DECEMBER 31,
                              ---------------------------  --------------------
                                1994    1995(1)  1996(2)     1995       1996
                              --------  -------- --------  ---------  ---------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...................  $173,302  $304,509 $381,176  $ 127,189  $ 81,844
Cost of goods sold..........   101,334   167,457  239,491     75,113    53,063
                              --------  -------- --------  ---------  --------
Gross profit................    71,968   137,052  141,685     52,076    28,781
Selling, general and
 administrative.............    36,752    50,728   71,863     16,988    16,227
Research and development,
 net........................    21,286    30,884   52,404     11,276    10,693
                              --------  -------- --------  ---------  --------
Income from operations......    13,930    55,440   17,418     23,812     1,861
Interest income (expense),
 net........................      (907)      173     (164)      (172)     (180)
Equity in loss of joint
 venture....................        --        --     (994)        --    (1,083)
Other expense (3)...........        --        --     (630)      (630)       --
                              --------  -------- --------  ---------  --------
Income before income taxes..    13,023    55,613   15,630     23,010       598
Provision for income tax
 expense....................     2,605    12,791    3,783      6,673       179
                              --------  -------- --------  ---------  --------
Net income..................  $ 10,418  $ 42,822 $ 11,847  $  16,337  $    419
                              ========  ======== ========  =========  ========
Net income per share:
  Primary...................  $   0.63  $   2.38 $   0.60  $    0.82  $   0.02
  Fully diluted.............  $   0.63  $   2.22 $   0.60  $    0.82  $   0.02
Weighted average shares
 outstanding:
  Primary...................    16,665    18,028   19,773     19,861    19,833
  Fully diluted.............    16,665    19,693   19,773     19,861    19,833

                                                      SEPTEMBER 30, DECEMBER 31,
                                                         1996(2)        1996
                                                      ------------- ------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................   $113,804      $102,486
Total assets.........................................    249,554       254,557
Short-term debt......................................        491         5,312
Long-term debt, less current portion.................     50,712        50,674
Shareholders' equity.................................    147,489       148,040

--------
(1) During fiscal 1995, the Company called for redemption its 8% Convertible Subordinated Debentures, as a result of which $26.2 million of such debentures were converted into approximately 2,463,000 shares of Common Stock.
(2) Includes the results of operations of AFW which was acquired in October 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) In fiscal 1996, other expense includes the write-off of $630,000 of costs incurred in connection with a proposed public offering of Common Stock.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related notes which are incorporated by reference in this Prospectus. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus and in the documents incorporated by reference herein.

INTRODUCTION

  Since the 1970s, the Company has focused its efforts primarily on developing its leadership position in the semiconductor assembly equipment market and, to a lesser extent, on expanding its position in the packaging materials business. The Company substantially increased its packaging materials business with the acquisitions of AFW, a manufacturer of bonding wire, in October 1995, and Semitec, a manufacturer of saw blades, in October 1996. The Company has $50.0 million outstanding under its revolving credit facility, which was used for financing the AFW acquisition, and a $4.7 million obligation relating to the financing of the Semitec acquisition. The Company intends to pay these obligations in full with a portion of the net proceeds of this Offering.

  In addition to its assembly equipment and packaging materials product lines, the Company is focusing on service and parts opportunities in order to reduce its customers' cost of ownership. Further, the Company continuously pursues investments in alternative packaging technologies. To that end, in February 1996, the Company entered into a joint venture agreement with Delco Electronics Corporation to provide wafer bumping services on a contract basis and to license related technologies through FCT. FCT has recently completed construction of its manufacturing facility in Phoenix, Arizona and is currently working with its customers to have its manufacturing process qualified. This qualification process is expected to continue through at least fiscal 1997. The Company has experienced losses with respect to its interest in FCT since its inception, including a $1.1 million loss during the first quarter of fiscal 1997. The Company expects it will incur losses in excess of this amount for at least each of the remaining quarters of fiscal 1997.

  Pursuant to the terms of the joint venture agreement, the Company is obligated to contribute to FCT an aggregate of $16.8 million, of which K&S had funded $9.7 million through the end of the first quarter of fiscal 1997. In addition to this obligation, the Company has agreed to loan FCT an additional $5.0 million and may agree to provide additional loans in the future. There can be no assurance that FCT will ever become profitable, that the Company will not make additional capital contributions and loans to FCT or that the anticipated benefits of the joint venture will ever be realized.

  International sales (i.e., shipments of the Company's products with ultimate foreign destinations) comprised 74%, 78%, 79% and 79% of the Company's net sales during the fiscal years ended 1994, 1995 and 1996 and the three-month period ended December 31, 1996, respectively. Sales to customers in the Asia/Pacific region (including Korea, Taiwan, Malaysia, the Phillipines, Japan, Singapore, Thailand and Hong Kong) accounted for 72%, 72% and 66% of the Company's net sales during the fiscal years ended 1995 and 1996 and the three-month period ended December 31, 1996, respectively. The Company's international sales are primarily denominated in United States dollars. To date, transactions conducted in currencies other than United States dollars have not presented significant currency exchange exposure to the Company.

  The Company's historical operating results for each of the three years ended September 30, 1994, 1995 and 1996 and for the three-month periods ended December 31, 1995 and 1996, as a percentage of net sales, are as follows:

                                    FISCAL YEAR ENDED    THREE MONTHS ENDED
                                      SEPTEMBER 30,         DECEMBER 31,
                                    -------------------  --------------------
                                    1994   1995   1996     1995       1996
                                    -----  -----  -----  ---------  ---------
Net sales.......................... 100.0% 100.0% 100.0%     100.0%     100.0%
Cost of goods sold.................  58.5   55.0   62.8       59.1       64.8
                                    -----  -----  -----  ---------  ---------
Gross profit.......................  41.5   45.0   37.2       40.9       35.2
Selling, general and
 administrative....................  21.2   16.7   18.9       13.4       19.8
Research and development, net......  12.3   10.1   13.7        8.9       13.1
                                    -----  -----  -----  ---------  ---------
Income from operations.............   8.0   18.2    4.6       18.7        2.3
Interest expense, net..............  (0.5)   0.1     --       (0.1)      (0.3)
Equity in loss of joint venture....    --     --   (0.3)        --       (1.3)
Other expense......................    --     --   (0.2)      (0.5)        --
                                    -----  -----  -----  ---------  ---------
Income before income taxes.........   7.5   18.3    4.1       18.1        0.7
Provision for income tax expense...   1.5    4.2    1.0        5.2        0.2
                                    -----  -----  -----  ---------  ---------
Net income.........................   6.0%  14.1%   3.1%      12.8%       0.5%
                                    =====  =====  =====  =========  =========

RESULTS OF OPERATIONS

 Three-Month Periods Ended December 31, 1996 and December 31, 1995

  Demand for semiconductor assembly equipment declined throughout fiscal 1996. In the first quarter of fiscal 1997, the Company saw a resurgence in demand for its automatic wire bonders and recorded bookings totaling $105.0 million. While this order rate was lower than the $138.0 million booked during the comparable quarter of the prior fiscal year, it represented a $39.0 million improvement over the $66.0 million of orders booked during the fiscal 1996 fourth quarter. The backlog of customer orders increased by $24.0 million, or 35%, to $93.0 million at December 31, 1996, compared to $69.0 million at September 30, 1996. Since the timing of deliveries may vary and orders generally are subject to delay or cancellation, the Company's backlog as of any date may not be indicative of sales for any succeeding period.

  Net sales increased $20.1 million from the fourth quarter of fiscal 1996 to $81.8 million in the first quarter of fiscal 1997, but were $45.4 million lower than the $127.2 million in net sales reported for the first quarter of the prior fiscal year. Equipment segment revenues declined by $47.0 million in the first quarter of fiscal 1997 compared to the same period of the prior fiscal year, primarily reflecting reduced demand for the Company's automatic wire bonders. Specifically, shipments of 1488 turbo and plus ball bonders declined by 485 machines, or $42.6 million, and shipments of 1474fp wedge bonders declined by 25 machines, or $3.3 million from first quarter of fiscal 1996 levels. Sales of packaging materials increased by $1.7 million in the fiscal 1997 first quarter from the corresponding quarter of the prior fiscal year, primarily reflecting incremental sales of Semitec which was acquired in October 1996.

  Gross profit as a percentage of net sales decreased to 35.2% in the first quarter of fiscal 1997 compared to 40.9% during the same period of the prior fiscal year. This decline reflects a shift in the overall mix of product sales from higher margin equipment products to lower margin packaging materials, due to the disproportionate decline in equipment sales, as set forth below.

                                                           THREE MONTHS ENDED
                                                              DECEMBER 31,
                                                           --------------------
                                                             1995       1996
                                                           ---------  ---------
   Equipment sales........................................      81.2%      68.7%
   Packaging materials sales..............................      18.8       31.3
                                                           ---------  ---------
     Total net sales......................................     100.0%     100.0%
                                                           =========  =========

  In addition, gross profit margins declined in the equipment and packaging materials segments in the fiscal 1997 first quarter compared to the same period of the prior fiscal year. Equipment segment gross profit margin decreased to 42.5% from 45.2% primarily due to lower manufacturing overhead absorption associated with reduced fiscal 1997 unit sales. The packaging materials segment gross profit margin dropped to 19.1% from 22.5% due principally to a shift in product mix from higher margin expendable tools to lower margin wire products.

  Selling, general and administrative ("SG&A") expenses totaled $16.2 million for the first quarter of fiscal 1997 compared to $17.0 million in the same period of the prior fiscal year, reflecting lower equipment segment and corporate expenses resulting from cost reduction initiatives implemented in August 1996. These savings were partially offset by higher expenses in the packaging materials segment due to incremental operating costs associated with the Semitec business and increased expense levels due to expansion of the packaging materials marketing and distribution organizations. As a percentage of net sales, however, SG&A expenses increased to 19.8% in the first quarter of fiscal 1997 from 13.4% in the first quarter of fiscal 1996 due primarily to the lower level of net sales in the fiscal 1997 first quarter.

  Net research and development ("R&D") costs decreased to $10.7 million in the first quarter of fiscal 1997, compared to $11.3 million for the same period of the prior fiscal year. The decline in fiscal 1997 R&D spending was principally in the equipment segment, and reflects reduced outside contract development costs and lower expenditures for prototype materials. As a percentage of net sales, however, R&D costs increased to 13.1% in the first quarter of fiscal 1997 from 8.9% in the first quarter of fiscal 1996 due primarily to the lower level of net sales in the fiscal 1997 first quarter. The Company continues to invest heavily in the development of the 8000 Series wire bonders and the enhancement of many of its existing products, including, but not limited to, the Model 1488 plus ball bonder and Model 1474fp wedge bonder, to enable them to meet customer requirements for higher lead count devices with finer pitch requirements at faster bonding speeds. The Company also continues to invest in new technologies which may eventually lead to improved and alternative semiconductor assembly technologies.

  Operating income totaled $1.9 million for the first quarter of fiscal 1997 compared to $23.8 million for the same period in fiscal 1996. Reduced sales and gross profit in the equipment segment and higher operating costs in the packaging materials segment were primarily responsible for this decline.

  Interest expense incurred during the first quarter of fiscal 1997 resulted from borrowings under the Company's $50.0 million revolving credit facility to fund the October 1995 acquisition of AFW and the $4.7 million obligation incurred in connection with the October 1996 acquisition of Semitec. Non-operating costs of $1.1 million in the first quarter of fiscal 1997 reflect the Company's equity interest in the loss from its joint venture investment in FCT. Fiscal 1996 first quarter results included the write-off of approximately $630,000 of costs incurred in connection with a proposed public offering of the Company's Common Stock.

  The fiscal 1997 effective tax rate is expected to approximate 30%. The fiscal 1996 effective tax rate was 24%, due largely to the loss reported in the fiscal fourth quarter which was primarily attributable to the Company's United States-based operations.

  Net income declined to $419,000 for the three-month period ended December 31, 1996 as compared to $16.3 million for the three-month period ended December 31, 1995 due to the factors previously enumerated.

 Fiscal Years Ended September 30, 1996 and September 30, 1995

  During the fiscal year ended September 30, 1996, the Company recorded bookings totaling $358.4 million, including approximately $66.0 million related to AFW, compared to $342.4 million during fiscal 1995 which excluded AFW's operating results. The $50.0 million decline in fiscal 1996 equipment bookings primarily reflected a significant reduction in demand for semiconductor assembly equipment, principally ball and wedge bonders, in the latter half of fiscal 1996 compared to the record levels experienced throughout fiscal 1995 and the first several months of fiscal 1996. At September 30, 1996, total backlog of customer orders approximated $69.0 million, including $6.7 million relating to AFW, compared to $84.7 million at September 30, 1995.

  Net sales for the fiscal year ended September 30, 1996 increased by $76.7 million to $381.2 million compared to $304.5 million in fiscal 1995. The acquisition of AFW contributed $66.9 million to fiscal 1996 net sales. Equipment segment net sales increased to $287.2 million in fiscal 1996 compared to $283.8 million in fiscal 1995. Total unit sales in fiscal 1996 were essentially flat compared to unit sales for fiscal 1995. However, sales of ball bonders, non-semiconductor dicing saws and wire bonder upgrade kits increased in fiscal 1996, while sales of wedge bonders declined in relation to the amounts sold in fiscal 1995. During fiscal 1996, slightly improved selling prices were realized on the Model 1488 ball bonder line compared to the average selling prices realized on ball bonders during fiscal 1995. Packaging materials segment net sales increased to $93.9 million in fiscal 1996 from $20.7 million in fiscal 1995. The increase was due to $66.9 million of sales of bonding wire products following the AFW acquisition and $6.4 million due to increased sales volumes of expendable tools.

  International sales (shipments of the Company's products with ultimate foreign destinations) comprised 79% and 78% of the Company's net sales during fiscal 1996 and 1995, respectively. Sales to customers in the Asia/Pacific region (including Korea, Taiwan, Malaysia, the Philippines, Japan, Singapore, Thailand and Hong Kong) accounted for approximately 72% of the Company's net sales in both fiscal 1996 and 1995. In fiscal 1996, sales to customers located in Malaysia, Korea and the Philippines increased compared to fiscal 1995 levels, while sales to Taiwan-based customers declined significantly in fiscal 1996. The decline in Taiwan in part reflected the impact of geopolitical uncertainty concerning China's reaction to the 1996 elections in Taiwan.

  Gross profit as a percentage of net sales declined to 37.2% in fiscal 1996 compared to 45.0% in fiscal 1995. Gross margin declines were experienced in both the equipment segment and the packaging materials segment. As a result of the rapid and substantial decline in customer demand for the Company's equipment in the second half of fiscal 1996, the Company experienced unfavorable overhead absorption during the third and fourth quarters of fiscal 1996. Provisions for excess and obsolete inventory totaled $4.5 million in fiscal 1996 compared to $2.8 million in the prior year. The rapid decline in customer demand in fiscal 1996, particularly for the Model 1488 turbo ball bonders, and the anticipated transition to the new generation Model 8020 ball bonders in the second half of calendar 1997, caused the Company to recognize approximately $2.8 million of the 1996 provision for excess and obsolete inventory in the fourth quarter. Thus, equipment segment gross profit as a percentage of net sales decreased to 42.5% for fiscal 1996 compared to 45.3% for fiscal 1995. Gross profit as a percentage of net sales in the packaging materials segment decreased to 19.6% for fiscal 1996 compared to 40.7% for fiscal 1995. The decrease principally reflects the effect of the AFW acquisition, as sales of bonding wire products have historically had a substantially lower gross profit margin than the Company's other products.

  SG&A expenses increased to $71.9 million in fiscal 1996 compared to $50.7 million in fiscal 1995. The increase of $21.2 million consisted of approximately $9.4 million related to the equipment segment, $10.6 million related to the packaging materials segment and $1.1 million of incremental corporate costs. In the equipment segment, higher employment and travel related costs, primarily in connection with the Company's worldwide customer support activities during the first half of fiscal 1996, contributed to the increase. Incremental goodwill amortization of $2.1 million and other SG&A costs of $5.8 million associated with the AFW operation accounted for the majority of the increase in the packaging materials segment. Higher sales commissions related to increased sales of packaging materials, increased travel costs related to AFW integration activities and increased administrative costs to support the expanded worldwide activities of the packaging materials segment also contributed to the fiscal 1996 increase. Corporate costs grew principally as a result of implementation activities related to a new worldwide computer system.

  In response to the rapid decline in customer demand for the Company's products during the latter half of fiscal 1996, the Company reduced its worldwide work force, primarily in the equipment segment, suspended the planned expansion of its Willow Grove, Pennsylvania facility and deferred the implementation of a new worldwide integrated computer system. As a result of these actions, in the fourth quarter of fiscal 1996, the Company incurred severance costs totaling $1.2 million and a $1.8 million charge to write-off costs incurred in connection with the suspended Willow Grove facility expansion.

  R&D costs increased to $52.4 million in fiscal 1996, compared to $30.9 million for the prior fiscal year. The majority of the R&D costs incurred were in the equipment segment. Approximately $13.0 million of the increase was due to engineering activities associated with the 8000 family of products, principally the Model 8020 development program. The fiscal 1996 increase also included approximately $1.0 million related to the write-down of certain engineering prototype machines to their net realizable value. The remaining R&D spending increases related to development activities for other products and continuous improvements of existing products. Packaging materials segment R&D costs increased to $1.0 million as compared to fiscal 1995 levels. Substantially all of the R&D spending in the packaging materials segment related to continuous improvement activities for existing products.

  Operating income declined to $17.4 million in fiscal 1996 from $55.4 million in fiscal 1995. The decline largely resulted from higher operating costs in the equipment segment and to the decline in equipment segment gross profits during the latter half of fiscal 1996. Most of the decline in operating income was realized in the United States as the United States operation incurred the majority of the Company's R&D expenses and corporate costs and recognized the majority of the fiscal 1996 fourth quarter charges.

  The increase in interest expense in fiscal 1996 was primarily attributable to borrowings of $50.0 million under the Company's bank credit facility related to the financing of the Company's October 1995 AFW acquisition. Fiscal 1996 first quarter results included the write-off of approximately $630,000 of costs incurred in connection with a proposed public offering of the Company's Common Stock. Also, during fiscal 1996, the Company contributed $2.6 million of capital to FCT, and recognized $1.0 million as its proportionate share of the joint venture's operating loss.

  The Company's effective tax rate increased to 24% for fiscal 1996 compared to 23% in fiscal 1995. The increase was due primarily to the amount and geographic distribution of taxable income in fiscal 1996. In connection with the AFW acquisition, the Company acquired a $7.1 million United States federal net operating loss ("NOL") carryforward. During fiscal 1996, AFW's United States manufacturing operation experienced a small loss. Since the Company cannot reasonably forecast sufficient future United States earnings by this subsidiary to fully utilize the acquired NOL during the carryforward period, a valuation allowance was established for the full amount of this potential tax benefit. If realized, such tax benefits would reduce the recorded amount of AFW goodwill.

  Net income declined to $11.8 million in fiscal 1996 as compared to $42.8 million in fiscal 1995 due to the factors previously enumerated.

 Fiscal Years Ended September 30, 1995 and September 30, 1994

  The Company recorded bookings totaling $342.4 million during the fiscal year ended September 30, 1995 compared to $178.0 million during fiscal 1994. The increase in customer orders was primarily attributable to the following factors. First, growing end-user demand for semiconductor devices resulted in industry-wide expansion both in wafer fabrication capacity and semiconductor assembly capacity in 1995. In addition, certain semiconductor manufacturers replaced older assembly capital equipment with newer, higher throughput machines capable of handling more complex semiconductor devices for a wider variety of applications. Finally, enhanced versions of the Company's ball bonder (Model 1488 turbo -- introduced in late fiscal 1994) and wedge bonder (Model 1474fp --introduced in the second quarter of fiscal 1995) offered significant performance advantages compared to the Company's earlier models, including greater throughput, finer pitch capabilities and improved programmability to handle a wider variety of applications. Favorable customer acceptance of these enhanced models contributed to the Company's increased volume of orders during fiscal 1995. At September 30, 1995, the backlog of customer orders totaled approximately $84.7 million compared to $46.8 million at September 30, 1994.

  Net sales for the fiscal year ended September 30, 1995 increased 76% to $304.5 million compared to $173.3 million during fiscal 1994. Approximately $123.6 million of this increase was due to higher unit volume, primarily of the Company's Model 1488 turbo ball bonders and 1474fp wedge bonders, and, to a lesser extent, to increased sales of expendable tools. Higher selling prices for the Model 1488 turbo ball bonder and Model 1474fp wedge bonder contributed approximately $7.6 million to net sales in fiscal 1995, over the amounts reported in fiscal 1994. In addition, approximately $6.1 million of the volume increase was attributable to sales of products added from the July 1994 acquisition of Assembly Technologies ("AT"), a manufacturer of die bonders. By geographic region, increases in net sales in fiscal 1995 as compared to fiscal 1994 were primarily attributable to customers located in the Asia/Pacific region and, to a lesser extent, to customers located in the United States. Sales to customers in the Asia/Pacific region and the United States accounted for more than 90% of the Company's net sales in fiscal 1995.

  Gross profit as a percentage of net sales increased to 45.0% for fiscal 1995 compared to 41.5% for fiscal 1994. The increase in the gross profit percentage resulted principally from improved manufacturing overhead absorption associated with higher sales volumes, improved gross profit margins on the ball and wedge bonder products largely due to the higher selling prices realized on the new enhanced models and a shift in sales mix toward higher margin wedge bonders. During fiscal 1994, the wedge bonder product line comprised 14% of net sales; in fiscal 1995, wedge bonder products accounted for 20% of net sales. Partially offsetting the above factors were additional inventory reserves established for slower selling products during fiscal 1995.

  SG&A totaled $50.7 million during fiscal 1995 compared to $36.8 million during fiscal 1994. This increase was primarily attributable to higher employment levels required to support the higher volume of business, increased sales incentives and commissions resulting from the higher sales levels, increased management incentives associated with improved earnings and higher outside contractor costs associated with ongoing internal management information systems development efforts. Of the total increase in SG&A costs, $1.5 million was related to the incremental costs incurred by the Company to market and support die bonder products added through the July 1994 acquisition of AT.

  Net R&D costs increased to $30.9 million for the fiscal year ended September 30, 1995 compared to $21.3 million for the prior fiscal year. Of the $9.6 million increase in fiscal 1995, $2.0 million resulted from incremental expenditures related to development of the Company's next generation of die bonders and enhancements to die bonder products. The remainder consisted primarily of personnel related costs, outside contractor costs and prototype materials related to new product development. Gross R&D expenses were partially offset by funding received from customers and governmental subsidies totaling $2.8 million in fiscal 1995 and $2.0 million in fiscal 1994.

  Operating income totaled $55.4 million for fiscal 1995 compared to $13.9 million for the same period in fiscal 1994. This improvement resulted principally from the higher net sales and improved gross profit margins, offset in part by the increased operating expenses noted above. The majority of the increase in operating profit was realized in the United States, where the Company maintains its principal manufacturing operations, and in Hong Kong where the Company's Asia/Pacific sales activities are centered.

  During fiscal 1995, all of the Company's remaining 8% Convertible Subordinated Debentures were converted into Common Stock or redeemed. As a result, interest expense during fiscal 1995 was lower than the amount reported in fiscal 1994. The increase in the effective tax rate to 23% in fiscal 1995 compared to the fiscal 1994 rate of 20% was due primarily to utilization of remaining NOL carryforwards in fiscal 1994, utilization in the United States of R&D tax credits not previously used due to the effects of net operating losses, and the amount and geographic distribution of taxable income in fiscal 1995.

  Net income increased to $42.8 million in fiscal 1995 as compared to $10.4 million in fiscal 1994 due to the factors previously enumerated.

 Quarterly Operating Results

  The following table presents the Company's historical unaudited quarterly results of operations for the Company's most recent nine fiscal quarters. This data is derived from the Company's annual and quarterly financial statements which are incorporated into this Prospectus by reference. In the opinion of management, such quarterly financial information has been prepared on the same basis as the Company's annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results set forth therein. Results of operations for any previous quarter are not necessarily indicative of results for any future period. The following discussion is qualified by the more detailed discussion of these quarterly results by management which are contained in the Company's quarterly filings for the respective periods.

                                   FISCAL 1995                           FISCAL 1996                   FISCAL 1997
                         -----------------------------------  --------------------------------------   -----------
                         QUARTER  QUARTER  QUARTER  QUARTER   QUARTER   QUARTER   QUARTER   QUARTER      QUARTER
                          ENDED    ENDED    ENDED    ENDED     ENDED     ENDED     ENDED     ENDED        ENDED
                         DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31   MAR. 31   JUNE 30   SEPT. 30     DEC. 31
                         -------  -------  -------  --------  --------  --------  -------   --------   -----------
                                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $51,459  $64,785  $87,296  $100,969  $127,189  $115,374  $76,912   $ 61,701     $81,844
Cost of goods sold......  29,414   35,628   47,456    54,959    75,113    69,877   49,111     45,390      53,063
                         -------  -------  -------  --------  --------  --------  -------   --------     -------
Gross profit............  22,045   29,157   39,840    46,010    52,076    45,497   27,801     16,311      28,781
Selling, general and
 administrative.........  10,655   11,668   13,153    15,252    16,988    18,256   18,192     18,427      16,227
Research and
 development, net.......   6,160    6,546    8,316     9,862    11,276    12,155   12,937     16,036      10,693
                         -------  -------  -------  --------  --------  --------  -------   --------     -------
Income (loss) from
 operations.............   5,230   10,943   18,371    20,896    23,812    15,086   (3,328)   (18,152)      1,861
Interest income
 (expense), net.........    (197)    (223)      93       500      (172)       40       16        (48)       (180)
Equity in loss of joint
 venture................      --       --       --        --        --       (48)    (192)      (754)     (1,083)
Other expense...........      --       --       --        --      (630)       --       --         --          --
                         -------  -------  -------  --------  --------  --------  -------   --------     -------
Income (loss) before
 income taxes...........   5,033   10,720   18,464    21,396    23,010    15,078   (3,504)   (18,954)        598
Income tax provision
 (benefit)..............   1,309    2,466    4,431     4,585     6,673     4,373   (1,016)    (6,247)        179
                         -------  -------  -------  --------  --------  --------  -------   --------     -------
Net income (loss)....... $ 3,724  $ 8,254  $14,033  $ 16,811  $ 16,337  $ 10,705  $(2,488)  $(12,707)    $   419
                         =======  =======  =======  ========  ========  ========  =======   ========     =======
AS A PERCENTAGE OF NET
 SALES:
Net sales...............   100.0%   100.0%   100.0%    100.0%    100.0%    100.0%   100.0%     100.0%      100.0%
Cost of goods sold......    57.2     55.0     54.4      54.4      59.1      60.6     63.9       73.6        64.8
                         -------  -------  -------  --------  --------  --------  -------   --------     -------
Gross profit............    42.8     45.0     45.6      45.6      40.9      39.4     36.1       26.4        35.2
Selling, general and
 administrative.........    20.7     18.0     15.1      15.1      13.4      15.8     23.7       29.9        19.8
Research and
 development, net.......    11.9     10.1      9.5       9.8       8.9      10.5     16.8       26.0        13.1
                         -------  -------  -------  --------  --------  --------  -------   --------     -------
Income (loss) from
 operations.............    10.2     16.9     21.0      20.7      18.6      13.1     (4.4)     (29.5)        2.3
Interest income
 (expense), net.........    (0.4)    (0.4)     0.2       0.5      (0.1)       --       --       (0.1)       (0.3)
Equity in loss of joint
 venture................      --       --       --        --        --        --     (0.2)      (1.2)       (1.3)
Other expense...........      --       --       --        --      (0.5)       --       --         --          --
                         -------  -------  -------  --------  --------  --------  -------   --------     -------
Income (loss) before
 income taxes...........     9.8     16.5     21.2      21.2      18.0      13.1     (4.6)     (30.8)        0.7
Income tax provision
 (benefit)..............     2.5      3.8      5.1       4.5       5.2       3.8     (1.3)     (10.1)        0.2
                         -------  -------  -------  --------  --------  --------  -------   --------     -------
Net income (loss).......     7.3%    12.7%    16.1%     16.6%     12.8%      9.3%    (3.3)%    (20.7)%       0.5%
                         =======  =======  =======  ========  ========  ========  =======   ========     =======

  The Company's quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future depending upon a variety of factors, including the timing of significant orders, the mix of products sold, changes in pricing by the Company, its competitors, customers or suppliers, lengthy sales cycles for the Company's systems, timing of new product announcements and releases by the Company or its competitors, market acceptance of new products and enhanced versions of the Company's existing products, capital spending patterns by customers, manufacturing difficulties or inefficiencies associated with existing products or new product introductions and the ability to produce systems in volume and meet customer requirements, product discounts, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions of operations caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances and various competitive factors, including price-based competition and competition from vendors employing other technologies.

See "Risk Factors-- Fluctuations in Operating Results; Limited System Sales" and "-- Volatility of Semiconductor Industry."

  Throughout fiscal 1995, net sales increased in each successive quarter and peaked in the first quarter of fiscal 1996, primarily reflecting increased unit sales of the Company's ball and wedge bonders. This growth was attributable both to increased customer acceptance of enhanced models of wire bonders and to industry-wide demand for increased assembly capacity. In October 1995, the Company acquired AFW which contributed approximately $66.9 million to fiscal 1996 net sales. Commencing in the second quarter of fiscal 1996, quarterly net sales began to decline due to industry-wide softening in demand for semiconductor capital equipment. However, demand for capital equipment, primarily the Company's wire bonders, rebounded in the first quarter of fiscal 1997 and sales grew by 32% over the prior quarter.

  Gross profit as a percentage of net sales increased during fiscal 1995 principally due to improved manufacturing overhead absorption associated with higher unit sales volumes and a shift in product mix to newer model wire bonders with higher selling prices. Fiscal 1996 gross profit margins declined primarily due to the rapid decrease in unit volume of equipment sales which led to unfavorable manufacturing overhead absorption and the write-down of excess inventories in the fourth quarter of fiscal 1996, and to an increase in the proportion of total sales represented by lower margin AFW bonding wire products. As a result of inventory write-downs in the fourth quarter of fiscal 1996 and of the growth in equipment sales in the first quarter of fiscal 1997, gross margin increased to 35.2% in the first quarter of fiscal 1997 compared to 26.4% in the fiscal 1996 fourth quarter.

  SG&A expenses grew steadily throughout the fiscal 1995 and 1996 quarterly periods, principally reflecting increases in employment-related costs as the Company expanded its sales, marketing and customer support capabilities to support the higher volume of business activities. In addition, SG&A costs increased in fiscal 1996 as a result of the AFW acquisition. Lower SG&A costs in the fiscal 1997 first quarter primarily reflect the effect of certain cost reduction efforts implemented in the fiscal 1996 fourth quarter. The Company expects the dollar amount of its SG&A expenditures to increase in the future, although such expenses may vary as a percentage of net sales from quarter to quarter.

  R&D expenses have also risen significantly over the periods presented through fiscal 1996 as the Company has increased its development activities, both for continuous improvements and enhancements of existing platforms (leading to enhanced versions of existing products such as the Model 1488 plus ball bonder and the Model 1474fp wedge bonder) and toward the development of new generations of machines, including the 8000 family of wire bonders. The decline in R&D costs during the first quarter of fiscal 1997 was primarily caused by reduced outside contract development costs and lower expenditures for prototype materials in the Company's equipment segment. The Company expects the dollar amount of its R&D expenditures to increase in the future, although such expenses may vary as a percentage of sales from quarter to quarter.

  Operating income increased steadily throughout fiscal 1995 and the first quarter of fiscal 1996, due largely to the increased sales and gross profits related to the Company's equipment segment. The rapid decline in quarterly net sales and gross profits in fiscal 1996 without significant reductions in operating costs contributed to the quarterly losses during the latter half of fiscal 1996. Primarily as a result of the recent growth in demand for the Company's wire bonding equipment and packaging materials, operating income increased to $1.9 million in the first quarter of fiscal 1997 from an operating loss of $18.2 million in the fourth quarter of fiscal 1996.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

  In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), was issued. The statement requires the recognition of the fair value of stock options and other stock-based compensation to be reflected as compensation expense in the income statement, or disclosure of the pro-forma effect on net income and earnings per share of such compensation expense in the footnotes to the Company's financial statements commencing with the 1997 fiscal year. The Company expects to adopt SFAS 123 on a disclosure basis only. Accordingly, implementation of SFAS 123 is not expected to impact the Company's consolidated balance sheet or income statement.

LIQUIDITY AND CAPITAL RESOURCES

  During the past three fiscal years and the quarter ended December 31, 1996, the Company has financed its operations principally through cash flows from operations. Cash generated by operating activities totaled $3.6 million during the first quarter of fiscal 1997 compared to $12.3 million during the first quarter of fiscal 1996. Cash and total investments decreased to $50.9 million at December 31, 1996 from the $58.9 million at September 30, 1996. Reduced cash flows from operating activities in the first quarter of fiscal 1997 as compared to the first quarter of fiscal 1996 primarily resulted from lower profitability in the first quarter of fiscal 1997.

  At December 31, 1996, working capital decreased to $102.5 million compared to $113.8 million at September 30, 1996. The accounts receivable balance at December 31, 1996 increased by $10.9 million compared to the September 30, 1996 balance. The increase resulted principally from increased sales volume in the fiscal 1997 first quarter compared to the fiscal 1996 fourth quarter. Inventory decreased by $2.6 million at December 31, 1996, primarily due to the effect of higher fiscal 1997 first quarter sales and the Company's efforts to more effectively manage inventory levels in light of anticipated product transitions later in calendar 1997.

  Trade accounts payable and accrued expenses increased by approximately $2.8 million at December 31, 1996 compared to their September 30, 1996 balances. The increase primarily reflects the effect of the timing of vendor payments at the end of the first quarter of fiscal 1997.

  During the first quarter of fiscal 1997, the Company invested approximately $3.9 million in property and equipment, primarily to complete the construction of its Micro-Swiss manufacturing facility in Yokneam, Israel and to upgrade equipment used in the Company's manufacturing and R&D activities. The Company presently expects fiscal 1997 capital spending to approximate $18.0 million. In addition, the Company intends to make capital contributions and loans to FCT. See "--Introduction." The Company's principal capital projects planned for fiscal 1997 include the purchase of tooling and equipment necessary for the manufacture of new products, including the 8000 family of wire bonders, relocation of its Singapore-based AFW manufacturing and administrative activities into a single location scheduled to occur in late calendar 1997, the purchase of equipment necessary to expand manufacturing capacity, primarily in the United States and Israel, and continued investments in a new global management information system. Relocations of operations to new facilities in Singapore and Israel are not expected to have a material adverse effect on the Company's results of operations, cash flows or liquidity.

  The Company has a $10.0 million revolving credit facility expiring February 28, 1998 and a $50.0 million revolving credit facility expiring March 30, 2001. There were no borrowings under the $10.0 million credit line during fiscal 1996 or the first quarter of fiscal 1997. The Company had outstanding the entire amount of the $50.0 million revolving credit facility at December 31, 1996 and intends to repay the amount in full with the proceeds of this Offering. After such repayment, the Company intends to retain both of its revolving credit facilities.

  A significant portion of the Company's consolidated earnings are attributable to undistributed earnings of certain of its foreign subsidiaries. Deferred income taxes have not been provided on that portion of undistributed foreign earnings which is expected to be indefinitely reinvested in foreign operations. If funds were required to be repatriated to fund the Company's operations or other financial obligations, substantial additional United States federal income tax expense could be required to be recognized.

  The Company believes that anticipated cash flows from operations, its working capital and amounts expected to be available under its revolving credit facilities and the net proceeds of this Offering will be sufficient to meet the Company's liquidity and capital requirements for at least the next 12 months. However, the Company may seek, as required, equity or debt financing to provide capital for corporate purposes and/or to fund strategic business opportunities, including possible acquisitions, joint ventures, alliances or other business arrangements which could require substantial capital outlays. The timing and amount of such potential capital requirements cannot be determined at this time and will depend on a number of factors, including demand for the Company's products, semiconductor and semiconductor capital equipment industry conditions and competitive factors and the nature and size of strategic business opportunities which the Company may elect to pursue.

                                   BUSINESS

  This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus and in the documents incorporated by reference herein.

  The Company designs, manufactures and markets capital equipment, related spare parts and packaging materials used to assemble semiconductor devices. The Company also services, maintains, repairs and upgrades assembly equipment. According to VLSI, as of December 31, 1995, K&S was the world's largest supplier of semiconductor assembly equipment. The Company offers systems that address a broad range of applications in the assembly process including wire bonding systems, wafer dicing saws and die, TAB and flip-chip bonders. Through its AFW, Micro-Swiss and Semitec subsidiaries, the Company offers packaging materials, including bonding wire, capillaries, wedges, die collets and saw blades.

INDUSTRY BACKGROUND

  The worldwide market for semiconductors exceeded $137 billion in 1996 and VLSI projects this market to reach approximately $340 billion by 2001. The market for semiconductor assembly equipment is expected to continue to be driven by the demand for ICs, as well as the proliferation of different package types and technological advances in IC packages. Different types of devices such as microprocessors, logic devices and memory devices often require different assembly and packaging solutions. In addition, current generation semiconductors are more complex, more densely fabricated and more highly integrated than those of prior generations. To package these newer devices, assembly equipment must be able to handle smaller, more complex packages with higher pin counts. Furthermore, device manufacturers and assemblers continue to demand equipment with faster throughput, greater reliability, more automated manufacturing support and lower cost of ownership. The market for the packaging materials used in the semiconductor assembly process is similarly driven by IC unit volume and increased technological demands. These demands typically include package size reduction and greater consistency or uniformity of materials.

  As demand for ICs grows, semiconductor manufacturers increase capacity by expanding and updating existing fabs and constructing new fabs. This expansion has historically exhibited strong cyclical characteristics and continues to do so. For example, in late 1995 and throughout most of 1996, many semiconductor manufacturers experienced a reduction in order growth and, in a few instances, a reduction in overall orders. These events caused certain semiconductor manufacturers to postpone or cancel equipment deliveries to previously planned expansion or new fab construction projects, providing evidence of the continuing cyclical nature of this industry. However, as new fabrication facilities come on line and existing facilities are expanded and upgraded, the Company anticipates that the semiconductor industry will need to add capacity to assemble the increased output of processed wafers. According to VLSI, sales of semiconductor assembly equipment totaled approximately $2.1 billion in 1996 and are projected to grow to approximately $5.0 billion by 2001. Sales of semiconductor packaging materials were approximately $7.3 billion in 1995 and are expected to grow to approximately $9.4 billion by 1998 according to Rose Associates.

 Semiconductor Manufacturing Process

  The manufacture of semiconductors requires complex and precise steps which can be broadly grouped into wafer fabrication, assembly and test. Wafer fabrication, the first step in the semiconductor manufacturing process, starts with raw silicon wafers and ends with finished devices in the form of die on wafers. After fabricated wafers are tested, they typically are shipped to assembly facilities located primarily in the Asia/Pacific region. Set forth below is a diagram of some of the major steps in the semiconductor manufacturing process:

[Diagram of semiconductor manufacturing process showing a silicon wafer Finished Semiconductor Device moving through wafer fabrication, assembly and test process to result in a finished IC device. The diagram further illustrates the assembly process steps of wafer dicing, die bonding, wire bonding and escapsulation.]

  Semiconductor devices are small and fragile and must be packaged to protect them and facilitate their connection to electronic systems. "Assembly" refers to those process steps required to package semiconductor devices. The packages are typically based on either a stamped metal leadframe or a piece of laminate, which is subsequently molded with plastic, or on ceramic, depending on the device and the application in which it will be used.

  The semiconductor assembly process begins with the mounting of a finished, tested wafer onto a carrier, after which a dicing saw cuts the wafer into individual die. The cut wafer is then moved to a die bonder which picks each good die off the wafer and bonds it to a package. Next, the device is wire bonded. Very fine gold or aluminum wire (typically 0.001 inches in diameter) is bonded between specific locations called bond pads on the die and corresponding leads on the package in order to create the electrical connections necessary for the device to function. After wire bonding, the package is encapsulated. For leadframe-based packages, plastic is molded around the package and the leads are then trimmed and formed; for laminate-based packages, plastic is molded on the laminate and balls are then attached. For ceramic packages, encapsulation is accomplished by mounting a lid over the die. After encapsulation, devices are re-tested and are then marked and prepared for shipment.

COMPANY STRATEGY

  The Company's principal strategy is to improve and broaden the range of products and services it offers to its customers. To implement this strategy, the Company continues to pursue the following objectives:

    Enhance Leadership Position in Wire Bonders. The Company believes it is the world's leading supplier of wire bonders. In addition to the technical capabilities of its products, the Company believes its leadership position in the wire bonder market derives, in part, from a high level of customer support. The Company intends to enhance its worldwide market leadership by continuing to improve the technical performance of its wire bonders while reducing their cost of ownership. The Company's ongoing product development strategy includes continuous improvement of its existing wire bonding products, as well as the development of a next-generation family of wire bonders. The Company is currently developing its next generation of wire bonders, the 8000 family, which is based on a new control platform. The Company's 8000 family is being designed to enhance the technical performance and further reduce the cost of ownership of K&S' wire bonder products. The first product of this family, the Model 8020, is currently scheduled to be released in the second half of calendar 1997. The Company also has developed modules that allow the Company's wire bonders to be integrated with automatic material handling systems and with factory controlled networks in response to the trend of certain assemblers to increase factory automation.

    Broaden Assembly Equipment Product Lines. The Company continues to leverage its significant investment in customer relationships by offering its customers a broader range of assembly equipment. The Company intends to increase the market penetration of its current product lines and to broaden its assembly product offerings through acquisitions, strategic alliances and internal development. To that end, the Company entered into a Manufacturing License and Supply Agreement with Tokyo Seimitsu Co. Ltd. ("TSK") in October 1995. Under the terms of this agreement, the Company manufactures and distributes TSK's automatic dicing saw as the Company's Model 7500 and manufactures that saw for sale to, and for distribution by, TSK as TSK's Model 5000. In addition, in February 1997, the Company and PRI signed a non-binding memorandum of understanding to cooperate in the development of technology to integrate and automate equipment used in semiconductor assembly. The Company also continues to focus internal development efforts on alternate assembly technologies.

    Expand Packaging Materials Product Offerings. The Company is adding to its packaging materials and product offerings in an effort to increase its revenues related to the manufacture of ICs as opposed to the expansion of IC manufacturing capacity. The Company's packaging materials include a broad range of ceramic, carbide and metal tools used in die and wire bonding, such as die collets, capillaries and wedges. In October 1995, the Company acquired AFW which significantly increased the size of its packaging materials business by adding gold and aluminum bonding wire to its product offerings. In addition, in October 1996, the Company acquired Semitec, a manufacturer of semiconductor dicing saw blades.

    Focus on Service and Spare Parts Opportunities. The Company seeks to capture additional revenue opportunities from its installed base of assembly equipment through sales of spare parts, repair and maintenance, training services and the reconfiguring and upgrading of systems. The Company has established relationships with certain key customers whereby the Company performs repair and maintenance and provides equipment upgrades and training, enabling these customers to outsource these functions to the Company. The Company intends to establish similar relationships with other key customers. The Company plans to expand its revenue in these areas by offering more comprehensive services designed to reduce its customers' cost of ownership.

    Pursue Other Semiconductor Packaging Technologies. The Company continuously pursues the development of additional semiconductor packaging technologies through internal research and development efforts and the evaluation of potential acquisitions and alliances with third parties. For example, in February 1996, the Company entered into a joint venture agreement with Delco Electronics Corporation providing for the formation and management of FCT. FCT was formed to provide wafer bumping services on a contract basis and to license related technologies, and has recently completed construction of its manufacturing facility in Phoenix, Arizona. FCT is currently working with its customers to have its manufacturing process qualified.

PRODUCTS

  K&S offers a broad range of semiconductor assembly equipment, packaging materials and complementary services and spare parts used in the semiconductor assembly process. Set forth below is a table listing the approximate percentage of the Company's net sales by principal product area for its fiscal years ended September 30, 1994, 1995 and 1996 and the three months ended December 31, 1996.

                                            FISCAL YEAR ENDED       THREE MONTHS
                                              SEPTEMBER 30,            ENDED
                                            ---------------------   DECEMBER 31,
                                            1994    1995    1996        1996
                                            -----   -----   -----   ------------
     Wire bonders..........................    68%     74%     57%       51%
     Additional assembly equipment.........    10       9      10        10
     Packaging materials...................     8       7      25        31
     Services and spare parts..............    14      10       8         8
                                            -----   -----   -----       ---
                                              100%    100%    100%      100%
                                            =====   =====   =====       ===

 Wire Bonders

  The Company's principal product line is its family of wire bonders, which are used to connect extremely fine wires, typically made of gold or aluminum, between the bonding pads on the die and the leads on the package to which the die has been bonded. The Company offers both ball and wedge bonders in automatic and manual configurations. Ball bonders typically are used for leadframe-based and laminate-based packages while wedge bonders typically are used for ceramic packages. The Company's principal wire bonders are its Model 1488 plus ball bonder and Model 1474fp wedge bonder. The Company believes that its wire bonders offer competitive advantages based on high throughput and superior process control enabling fine pitch bonding and long, low wire loops, which are needed to assemble advanced IC packages. The selling prices for the Company's automatic wire bonders range from $60,000 to over $200,000 and from $8,000 to $40,000 for manual wire bonders, in each case depending upon system configuration and purchase volume.

  The Company is in the process of developing a new generation of wire bonder, the 8000 family, which will be based on an entirely new platform and has required the development of new software and many subassemblies not part of the Company's current wire bonders. The Company has experienced delays in the development of the first product in the 8000 family, the Model 8020. The delays in the development of the Model 8020 have been due to a variety of reasons typical to the development of new technological products, including hardware, software and process related issues and changes in functional specifications based on input from customers. While development and technical risks exist which have the potential to further affect the introduction of the Model 8020, the Company currently expects that the product will be released in the second half of calendar 1997. However, no assurance can be given that its scheduled introduction in the second half of calendar 1997 will not be delayed. The Company also may incur substantial costs during the customer evaluation and qualification process to ensure the functionality and reliability of the product. The Company's inability to complete the development of and introduce the Model 8020 or other new products, or its inability to manufacture and ship these products in volume and on a timely basis, could adversely affect the Company's competitive position.

  Furthermore, the Company's planned transition to the Model 8020 platform involves numerous risks, including the possibility that customers will defer purchases of Model 1488 plus wire bonders in anticipation of the availability of the Model 8020 or that the Model 8020 will fail to meet customer needs or achieve market acceptance. To the extent that the Company fails to accurately forecast demand in volume and configuration for both its current and next generation wire bonders and generally to manage product transitions successfully, it could experience reduced orders, delays in product shipments and increased risk of inventory obsolescence. There can be no assurance that the Company will successfully develop and manufacture new products, including the Model 8020, that new products introduced by the Company will be accepted in the marketplace or that the Company will manage its product transitions successfully. The Company's failure to do any of the foregoing could materially adversely affect the Company's business, financial condition and operating results.

 Additional Semiconductor Assembly Equipment

  In addition to wire bonders, the Company produces other types of semiconductor assembly equipment, including dicing saws, die bonders, TAB bonders and flip-chip bonders, which allows the Company to leverage its significant investment in customer relationships by offering its customers a broad range of assembly equipment. In addition to wire bonders, principal products offered by the Company consist of the following:

    Dicing Saws. After precise automatic positioning of the wafer, a dicing saw is used to cut it into individual die using diamond-embedded saw blades. Dicing saws range in price from $60,000 to more than $230,000. In October 1995, the Company entered into a Manufacturing License and Supply Agreement with TSK. Under the terms of this agreement, the Company manufactures and distributes TSK's automatic dicing saw as the Company's Model 7500 and manufactures that saw for sale to, and for distribution by, TSK as TSK's Model 5000. This product is produced in the Company's Israeli machine manufacturing facility.

    Die Bonders. Die bonders are used to attach a semiconductor die to a leadframe or other package before wire bonding. The Company's product line includes the Model 6900, an automatic multi-process assembly system which can be configured to support either conventional die bonding applications or alternate semiconductor assembly technologies, and Models 4206 and 5408 machines. Die bonders range in price from $100,000 to more than $300,000.

    Tape Automated Bonding (TAB). TAB is an alternate assembly method which uses a thin, flexible film of laminated copper and polyamide in place of a conventional package. In a TAB assembled device, the die is bonded directly to copper leads, thereby eliminating the need for wire bonding. The Company's principal TAB bonder is the Model SP2100. The selling price for TAB bonders typically exceeds $375,000.

    Flip-Chip Assembly Systems. Flip-chip is an alternate assembly technique in which the die is mounted face down in a package or other electronic system using conductive bumps, thereby eliminating the need for either conventional die or wire bonding. The Company's Model 6900 can be configured to support flip-chip applications. Selling prices for flip-chip assembly systems typically exceed $300,000.

  The Company also offers different configurations of certain of its products for non-semiconductor applications, including the Company's Model 980 saw for use in cutting and grinding hard and brittle materials, such as ceramic, glass and ferrite, for applications such as the fabrication of chip capacitors or disk drive heads. Similarly, a variant of the Model 2100 TAB bonder is used to assemble ink jet printer cartridges.

 Packaging Materials

  The Company currently offers a range of packaging materials to semiconductor device assemblers which it sells under the brand names "American Fine Wire," "Micro-Swiss" and "Semitec." The Company intends to expand this business in an effort to increase its revenues related to the manufacture of ICs as opposed to the expansion of IC manufacturing capacity. The Company sells its packaging materials for use with competitors' assembly equipment as well as its own equipment. The Company's principal packaging materials products consist of the following:

    Bonding Wire. AFW is a manufacturer of very fine (typically 0.001 inches in diameter) gold and aluminum wire used in the wire bonding process. AFW produces wire to a wide range of specifications, which can satisfy most wire bonding applications. Gold bonding wire is generally priced based on a fabrication charge per 1,000 feet of wire, plus the value of the gold. To minimize AFW's financial exposure to gold price fluctuations, AFW obtains gold for fabrication pursuant to a contract with its gold supplier and only purchases the gold upon shipment and sale of the finished product to the customer. Accordingly, fluctuations in the price of gold are generally absorbed by its gold supplier or passed on to AFW's customers.

    Expendable Tools. The Micro-Swiss family of expendable tools includes capillaries, wedges, die collets and saw blades. Capillaries and wedges are used to feed out, attach and cut the wires used in wire bonding. Die collets are used to pick up, place and bond die to packages. Saw blades are used for cutting hard and brittle materials. Through its October 1996 acquisition of Semitec, the Company became a manufacturer of hub blades which are used to cut silicon wafers into semiconductor die.

 Services and Spare Parts

  The Company believes that its knowledge and experience have positioned it to deliver innovative, customer-specific services that reduce the customer's cost of ownership associated with the Company's equipment. Historically, the Company's offerings in this area were limited to spare parts, customer training and extended warranty contracts. In response to customer trends in outsourcing equipment-related services, the Company is focusing on providing repair and maintenance services, a variety of equipment upgrades, machine and component rebuild activities and expanded customer training. These services are generally priced on a time and materials basis. The service and maintenance arrangements are typically subject to annual or multi-year contracts.

CUSTOMERS

  The Company's customers include large semiconductor manufacturers and subcontract assemblers worldwide. The following list sets forth certain customers who have purchased in excess of $3.0 million of the Company's products since the beginning of fiscal 1996.

  Advanced Micro Devices                    Micron Technology
  Advanced Semiconductor Engineering        Motorola
  Anam Electronics                          National Semiconductor
  AT&T/Lucent Technologies                  Orient Semiconductor Electronics
  Caesar Technology                         Philips Electronics
  Fujitsu                                   Samsung Pacific
  Hyundai Electronics Industries            SGS-Thomson Microelectronics
  IBM                                       Siemens
  Intel                                     Siliconware
  Lexmark International

  Sales to a relatively small number of customers historically have accounted for a significant percentage of the Company's net sales. In fiscal 1994, sales to Anam, Intel and Motorola accounted for 14.2%, 11.5% and 10.8%, respectively, of the Company's net sales. In fiscal 1995, sales to Intel and Anam accounted for 19.8% and 16.3%, respectively, of the Company's net sales. During fiscal 1996, sales to Anam and Intel accounted for approximately 14.3% and 11.2%, respectively, of the Company's net sales. For the three months ended December 31, 1996, sales to Anam and Intel accounted for approximately 12.4% and 11.3%, respectively, of the Company's net sales.

  The Company believes that developing long-term relationships with its customers is critical to its success. By establishing these relationships with semiconductor manufacturers and subcontract assemblers, the Company gains insight to its customers' future IC packaging strategies. This information assists the Company in its efforts to develop process and equipment solutions that address its customers' future assembly requirements.

  The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. The loss or reduction of orders from a significant customer, including losses or reductions due to manufacturing, reliability or other difficulties associated with the Company's products, changes in customer buying patterns, or market, economic or competitive conditions in the semiconductor or subcontract assembly industries, could adversely affect the Company's business, financial condition and operating results. See "Risk Factors--Customer Concentration."

SALES AND CUSTOMER SUPPORT

  The Company sells its products to semiconductor manufacturers and subcontract assemblers, who are primarily located or have operations in the Asia/Pacific region. Approximately 74%, 78%, 79% and 79% of the Company's net sales for fiscal 1994, 1995 and 1996 and the first quarter of fiscal 1997, respectively, were to customers for delivery outside of the United States.

  The Company markets its semiconductor assembly equipment and its packaging materials through separate sales organizations. With respect to semiconductor assembly equipment, the Company's direct sales force, consisting of approximately 100 individuals at December 31, 1996, is principally responsible for sales of major product lines to customers in the United States and the Asia/Pacific region, including Japan. Lower volume product lines, as well as all equipment sales to customers in Europe, are sold through a network of manufacturer's representatives. The Company sells its packaging materials product lines through a separate direct sales force and through manufacturers' representatives.

  The Company believes that providing comprehensive worldwide sales, service and customer support are important competitive factors in the semiconductor equipment industry. In order to support its United States and foreign customers whose semiconductor assembly operations are located in the Asia/Pacific region, the Company maintains a significant presence in the region, with sales facilities in Hong Kong, Japan, Korea, Taiwan, Malaysia and Singapore, a technology center in Japan and an applications lab in Singapore. The Company supports its assembly equipment customers worldwide with over 100 customer service and support personnel at December 31, 1996, located in Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand and the United States. The Company's local presence in the Asia/Pacific countries enables it to provide more timely customer service and support and affords customers the ability to place orders locally and to deal with service and support personnel who speak the same language and are familiar with local country practices.

BACKLOG

  At December 31, 1996, the Company's backlog was approximately $93.0 million, as compared to approximately $69.0 million at September 30, 1996 and $96.0 million at December 31, 1995. The Company's backlog consists of product orders for which confirmed purchase orders have been received and which are scheduled for shipment within 12 months. In addition, the Company may allocate production capacity to customers for anticipated purchases for which a confirmed purchase order has not yet been received. Virtually all orders are subject to cancellation, deferral or rescheduling by the customer with limited or no penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, the Company's backlog as of any particular date may not be indicative of revenues for any succeeding quarterly period.

MANUFACTURING

  The Company's assembly equipment manufacturing activities consist primarily of integrating components and subassemblies to create finished systems configured to customer specifications. The Company performs system design, assembly and testing in-house at its Willow Grove, Pennsylvania and

Haifa, Israel facilities, but utilizes an outsourcing strategy for the manufacture of many of its major subassemblies. K&S believes that outsourcing enables it to minimize its fixed costs and capital expenditures and allows the Company to focus on product differentiation through system design and quality control. The Company's just-in-time inventory management strategy has reduced manufacturing cycle times and has limited on-hand inventory. The Company has obtained ISO 9001 registration for most operations in its Willow Grove, Pennsylvania facility and for both of its Israeli manufacturing facilities.

  The Company manufactures its Micro-Swiss expendable tools at its facility in Israel and its AFW product line, consisting of gold and aluminum bonding wire, at facilities in Alabama, Singapore and Switzerland. The Company has constructed a new facility for its Micro-Swiss operations in Israel. Semitec dicing blades are manufactured in Santa Clara, California.

  The Company relies on subcontractors to manufacture to the Company's specifications many of the materials, components or subassemblies used in its products. Certain of the Company's products require materials, components or subassemblies of an exceptionally high degree of reliability, accuracy, performance and purity. Currently there are a number of such items for which there are only a single or limited number of suppliers which have been accepted by the Company as a qualified supplier. The Company generally does not maintain long-term contracts with its subcontractors and suppliers. While the Company does not believe that its business is substantially dependent on any contract or arrangement with any of its subcontractors or suppliers, the Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and the reduced control over delivery schedules, manufacturing yields, quality and costs. Further, certain of the Company's subcontractors and suppliers are relatively small operations and have limited finances and manufacturing resources. In the event that any significant subcontractor or single source supplier were to become unable or unwilling to continue to manufacture or sell subassemblies, components or parts to the Company in required volumes and of acceptable quality levels and prices, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis.

  The Company has experienced, from time to time, reliability and quality problems with certain key subassemblies provided by single source and other suppliers. The Company also has experienced delays in the delivery of subassemblies from these and other subcontractors in the past, which caused delays in Company shipments. If supplies of such items were not available from any such source at acceptable quality levels and prices and a relationship with an alternative supplier could not be developed, shipments of the Company's products could be interrupted and re-engineering of the affected product could be required with resulting delays. In addition, from time to time, the Company has experienced manufacturing difficulties and problems in its own operations which have caused delays and have required remedial measures. Such delays, interruption and re-engineering could damage the Company's relationships with its customers and have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Manufacturing Difficulties; Dependence on Subcontractors; Single or Limited Sources of Supply."

RESEARCH AND PRODUCT DEVELOPMENT

  Because technological change occurs rapidly in the semiconductor industry, the Company devotes substantial resources to its research and development programs to maintain its competitiveness. The Company employed approximately 350 individuals in research and development at December 31, 1996. The Company pursues the continuous improvement and enhancement of existing products while simultaneously developing next generation products. For example, while the performance of current generation wire bonders is being enhanced in accordance with a specific continuous improvement plan, the Company is simultaneously developing the 8000 family of next generation wire bonders, the first models of which are currently scheduled to be introduced in the second half of calendar 1997. Most of the next generation equipment presently being developed by the Company is expected to be based on modular, interchangeable subsystems, including the 8000 control platform, which management believes will promote more efficient and cost-effective manufacturing operations, lower inventory levels, improved field service capabilities and shorter product development cycles, which will allow the Company to introduce new products more quickly.

  The Company's net expenditures for research and development totaled approximately $21.3 million, $30.9 million, $52.4 million and $10.7 million during the fiscal years ended September 30, 1994, 1995 and 1996 and the three-month period ended December 31, 1996, respectively. The Company has received funding from certain customers and government agencies pursuant to contracts or other arrangements for the performance of specified research and development activities. Such amounts are recognized as a reduction of research and development expense when specified activities have been performed. During the fiscal years ended September 30, 1994, 1995 and 1996, such funding totaled approximately $2.0 million, $2.8 million and $2.5 million, respectively. No such funding was received by the Company during the three-month period ended December 31, 1996.

COMPETITION

  The semiconductor equipment and packaging materials businesses are intensely competitive. Significant competitive factors in the semiconductor equipment market include process capability and repeatability, quality and flexibility, and cost of ownership, including throughput, reliability and automation, customer support and price. The Company's major equipment competitors include Shinkawa, Kaijo and ESEC in wire bonders; ESEC, Nichiden, ASM Pacific Technology and Alphasem in die bonders; and Disco Corporation in dicing saws. Competitive factors in the semiconductor packaging materials industry include price, delivery and quality. Significant competitors in the packaging materials line include Gaiser Tool Co., Small Precision Tools, Inc. and Disco Corporation with respect to expendable tools and Tanaka Electronic Industries and Sumitomo Metal Mining in the bonding wire market.

  In each of the markets it serves, the Company faces competition and the threat of competition from established competitors and potential new entrants, some of which may have greater financial, engineering, manufacturing and marketing resources than the Company. Some of these competitors are Japanese companies that have had and may continue to have an advantage over the Company in supplying products to Japan-based companies due to their preferences to purchase equipment from Japanese suppliers. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's existing products. If a particular semiconductor manufacturer or subcontract assembler selects a competitor's product for a particular assembly operation, the Company may experience difficulty in selling a product to that company for a significant period of time. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

INTELLECTUAL PROPERTY

  Where circumstances warrant, the Company seeks to obtain patents on inventions governing new products and processes developed as part of its ongoing research, engineering and manufacturing activities. The Company currently holds a number of United States patents, some of which have foreign counterparts. The Company believes that the duration of its patents generally exceeds the life cycles of the technologies disclosed and claimed therein. Although the patents it holds and may obtain in the future may be of value, the Company believes that its success will depend primarily on its engineering, manufacturing, marketing and service skills.

  Although the Company is not aware of any pending lawsuits against the Company regarding infringement claims with respect to any existing patent or any other intellectual property right of third parties, the Company has at times been notified of claims that equipment it has supplied may be infringing intellectual property rights of third parties. Certain of the Company's customers have received notices of infringement from Jerome H. Lemelson, alleging that equipment supplied by the Company, and processes performed by such equipment, infringe on patents held by Mr. Lemelson. Mr. Lemelson is the holder of numerous patents with purported broad application across various industry lines. The Company's situation in this respect is similar to numerous other companies in the semiconductor, electronics and other industries, whose customers have received notices of infringement from Mr. Lemelson. He has brought suit against a number of both domestic and foreign companies, including those in the automotive and semiconductor industries, and reportedly has obtained large settlements in certain instances. A number of the Company's customers have been sued by Mr. Lemelson. Under and subject to the terms of its agreements with customers, the Company could be required to reimburse customers for certain damages resulting from these matters and to defend its customers in patent infringement suits. Certain customers have requested that the Company defend and indemnify them against the claims of Mr. Lemelson, but, to date, no customer who has settled with Mr. Lemelson has sought contribution from the Company. The Company has received opinions from its outside patent counsel with respect to certain of the Lemelson patents. The Company is not aware that any equipment marketed by the Company, or processes performed by such equipment infringe on the Lemelson patents in question and does not believe that such matters will have a material adverse effect on its business, financial condition or operating results. However, the ultimate outcome of any infringement claim affecting the Company is uncertain and there can be no assurances that the resolution of these matters will not have a material adverse effect on the Company's business, financial condition and operating results.

  The Company also believes that much of its important technology resides in its proprietary software and trade secrets. Insofar as the Company relies on trade secrets and unpatented knowledge, including software, to maintain its competitive position, there is no assurance that others may not independently develop similar technologies. In addition, although the Company executes non-disclosure and non-competition agreements with certain of its employees, customers, consultants, selected vendors and others, there is no assurance that such secrecy agreements will not be breached. See "Risk Factors-- Intellectual Property Protection; Notices of Alleged Patent Infringement."

EMPLOYEES

  At December 31, 1996, K&S had approximately 2,000 permanent employees, 50 temporary employees and 60 contract personnel worldwide. The only Company employees represented by a labor union are AFW's approximately 55 employees in Singapore. K&S considers its employee relations to be good. Competition in the recruiting of personnel in the semiconductor and semiconductor equipment industry is intense, particularly with respect to certain engineering disciplines. The Company believes that its future success will depend in part on its continued ability to hire and retain qualified management, marketing and technical employees.

FACILITIES

  The Company's major facilities are described in the table below:

                                                                                            LEASE
                                                                     PRODUCTS               EXPIRATION
FACILITY                 APPROXIMATE SIZE   FUNCTION                 MANUFACTURED           DATE
--------                 ----------------   --------                 ------------           ----------
Willow Grove,            214,000 sq.ft.(1)  Corporate headquarters,  Wire bonders, die      N/A
 Pennsylvania                               manufacturing,           bonders and TAB
                                            technology center, sales bonders
                                            and service
Yokneam, Israel           48,400 sq.ft (1)  Manufacturing, Micro-    Capillaries, wedges    N/A
                                            Swiss operations         and die collets
Haifa, Israel             46,100 sq.ft.(2)  Manufacturing,           Manual wire bonders,   April 2002
                                            technology center,       dicing saws and
                                            assembly systems         automatic multi-
                                                                     process assembly
                                                                     systems
Hong Kong                 19,600 sq. ft.(2) Sales and service        N/A                    November 1998
Tokyo, Japan              10,700 sq. ft.(2) Technology center, sales N/A                    November 1998
                                            and service
Singapore                 22,900 sq. ft.(2) Manufacturing, AFW       Bonding wire           November 1997
                                            operations
Selma, Alabama            25,600 sq. ft.(2) Manufacturing, AFW       Bonding wire           October 2017
                                            operations
Thalwil, Switzerland      15,100 sq. ft.(2) Manufacturing, AFW       Bonding wire           Cancelable upon
                                            operations                                      six months' notice
Santa Clara, California   13,600 sq. ft.(2) Manufacturing, Semitec   Dicing saw blades      October 2003
                                            operations

--------
(1) Owned.
(2) Leased.

  The Company relocated its Micro-Swiss operations to its newly constructed facility in Yokneam, Israel in February 1997 from another facility in Israel. The Company is planning to relocate AFW's Singapore facilities. The Company also rents space for sales and service offices in Santa Clara, California; Mesa, Arizona; Zug, Switzerland; Korea; Taiwan; and Singapore. The Company believes that its facilities are generally in good condition.

                                  MANAGEMENT

  The following table sets forth information regarding the directors and executive officers of the Company.

NAME                       AGE POSITION
----                       --- --------
C. Scott Kulicke            47 Chairman of the Board of Directors and Chief
                                Executive Officer
James W. Bagley             58 Director
Frederick W. Kulicke, Jr.   79 Director
John A. O'Steen             52 Director
Allison F. Page             74 Director
MacDonell Roehm, Jr.        57 Director
Larry D. Striplin, Jr.      67 Director
C. William Zadel            53 Director
Moshe O. Jacobi             54 Senior Vice President and President, Packaging
                                Materials Group
Morton K. Perchick          59 Executive Vice President
Asuri Raghavan              44 Senior Vice President and President, Equipment
                                Group
Clifford G. Sprague         53 Senior Vice President and Chief Financial
                                Officer
Walter Von Seggern          57 Senior Vice President, Engineering and
                                Technology

  C. Scott Kulicke has been Chief Executive Officer since 1979 and Chairman of the Board since 1984. Prior to that, he held a number of executive positions with the Company. Mr. Kulicke is the son of Frederick W. Kulicke, Jr., a member of the Board of Directors.

  James W. Bagley has been a director of the Company since 1993. He is Chairman of the Board and Chief Executive Officer of OnTrak Systems, Inc., a developer and marketer of semiconductor wafer processing equipment. Prior to joining OnTrak Systems, Inc. in June 1996, Mr. Bagley was Vice Chairman of the Board of Directors of Applied Materials, Inc., a leading supplier of wafer fabrication systems to the semiconductor industry. Mr. Bagley also serves on the Board of Directors of Tencor Instruments and Teradyne, Inc.

  Frederick W. Kulicke, Jr. co-founded the Company in 1951, served as its Chief Executive Officer until his retirement in 1979 and has been a director since 1956.

  John A. O'Steen has been a director of the Company since 1988 and is Chairman and Chief Executive Officer of Cinmar, L.P., a mail order catalog company. Prior to joining Cinmar in 1991, he was President, Chief Executive Officer and a Director of Cincinnati Microwave, Inc., a manufacturer of electronic products. Mr. O'Steen also serves on the Board of Directors of International Cornerstone Group Inc. and Bill's Dollar Stores, Inc.

  Allison F. Page, a director of the Company since 1962, is a retired partner of the Philadelphia law firm of Pepper, Hamilton & Scheetz.

  MacDonell Roehm, Jr. has been a director of the Company since 1984 and has been Chairman, President and Chief Executive Officer of Bill's Dollar Stores, Inc., a chain of retail convenience stores, since 1994. Prior to that, he served for approximately nine years as Managing Director of AEA Investors, Inc., a private investment firm.

  Larry D. Striplin, Jr. has been a director of the Company since 1995 and is Chairman of the Board and Chief Executive Officer of Nelson-Brantley Glass Contractors, Inc., a glass contractor, and Clearview

Properties, a real estate rental company. He was Chairman of the Board of Circle "S" Industries, Inc. and AFW prior to their acquisition by the Company. Mr. Striplin also serves on the Board of Directors of Capstone Capital Corporation and Med Partners, Inc.

  C. William Zadel, a director of the Company since 1989, is President and Chief Executive Officer of Millipore Corporation, a global manufacturer of filtration and purification products. Prior to joining Millipore Corporation in 1996, he was President and Chief Executive Officer of Ciba-Corning Diagnostics Corp., a manufacturer and distributor of medical diagnostic products. Mr. Zadel also serves on the Board of Directors of Matritech, Inc. and Zoll Medical Corporation.

  Moshe O. Jacobi has served as the Company's Senior Vice President and President, Packaging Materials Group since July 1995. Prior to that, he served as Vice President of the Company and Managing Director of Micro-Swiss Ltd., a wholly-owned subsidiary of the Company since November 1992. He was Division Director and General Manager of the Micro-Swiss Division from July to November 1992, and from August 1986 to July 1992, he was Deputy Managing Director of Kulicke and Soffa (Israel) Ltd., a wholly-owned subsidiary of the Company.

  Morton K. Perchick joined the Company in 1980 and has served in various executive positions, most recently as Senior Vice President, prior to his being appointed Executive Vice President in July 1995.

  Asuri Raghavan was promoted to Senior Vice President and President, Equipment Group in November 1996, having served as Vice President, Marketing since July 1995 and Vice President of the Wire Bonder Business since December 1993. Prior to that, he served as Vice President, Strategic Development from June 1991 to 1993, and in various other management capacities since joining the Company in 1980, except for the period from December 1985 until November 1987 when he was Director, Research and Technology of American Optical.

  Clifford G. Sprague joined the Company in March 1989 as Vice President and Chief Financial Officer and was promoted to Senior Vice President in 1990. Prior to joining the Company, he served for more than five years as Vice President and Controller of the Oilfield Equipment Group of NL Industries, Inc., an oilfield equipment and service company.

  Walter Von Seggern joined the Company in September 1992 as Vice President, Engineering and Technology and was promoted to Senior Vice President in 1996. From April 1988 to April 1992, he worked for M/A-Com, Inc. He was General Manager of M/A-Com's ANZAC, RGH and Eurotec Divisions from 1990 to 1992 and from 1988 to 1990, he was General Manager of M/A-Com's Radar Products Division.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, without par value, and 5,000,000 shares of preferred stock, without par value. As of January 31, 1997, there were 19,640,207 shares of Common Stock and no shares of preferred stock outstanding. The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation and By-laws, each as amended, previously filed with the Commission and incorporated by reference herein.

  The holders of the Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Common Stock out of funds legally available therefor and, in the event of a liquidation, dissolution or winding-up of the affairs of the Company, are entitled to share equally and ratably in all remaining assets and funds of the Company. In the election of directors, the holders of the Common Stock may multiply the number of votes the shareholder is entitled to cast by the total number of directors to be elected at a meeting of shareholders and cast the whole number of votes for one candidate or distribute them among some or all candidates. The holders of the Common Stock have no preemptive rights or rights to convert shares of the Common Stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of the Common Stock are fully paid and nonassessable by the Company.

  The Company, by resolution of the Board of Directors and without any further vote or action by the shareholders, has the authority to issue preferred stock in one or more series and to fix from time to time the number of shares to be included in each such series and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each such series. The ability of the Company to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the Common Stock and could have the effect of making it more difficult for a person to acquire, or of discouraging a person from acquiring, control of the Company. The Company has no present plans to issue any of the preferred stock.

  Certain provisions of the Company's Articles of Incorporation and By-laws and Pennsylvania law may discourage certain transactions involving a change in control of the Company. For example, the Company's Articles of Incorporation and By-laws contain provisions which (i) classify the Board of Directors into four classes, with one class being elected each year, (ii) permit the Board to issue "blank check" preferred stock without shareholder approval and (iii) prohibit the Company from engaging in certain business combinations with a holder of 20% or more of the Company's voting securities without supra-majority board or shareholder approval. Further, under the Pennsylvania Business Corporation Law, because the Company's By-laws provide for a classified Board of Directors, shareholders may only remove directors for cause. These provisions and certain provisions of the Pennsylvania Business Corporation Law could have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of holders of Common Stock.

  American Stock Transfer and Trust Company is the transfer agent and registrar for the Company's Common Stock with offices in New York, New York.

                                 UNDERWRITING

  Montgomery Securities, Lehman Brothers Inc. and Smith Barney Inc. (the "Underwriters") have agreed, subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement") by and among the Company and the Underwriters, to purchase from the Company the number of shares of Common Stock as indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares of Common Stock if any are purchased.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Montgomery Securities..............................................
   Lehman Brothers Inc................................................
   Smith Barney Inc...................................................
                                                                       ---------
     Total............................................................ 3,000,000
                                                                       =========

  The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a
concession of not more than $   per share, and the Underwriters may allow, and
such dealers may reallow, a concession of not more than $   per share to
certain other dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 450,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Each individual executive officer and director of the Company has agreed that, subject to certain exceptions, for a period of 75 days after the date of this Prospectus, he will not, without the prior consent of Montgomery Securities, offer for sale, sell, transfer or otherwise dispose of any shares of Common Stock of the Company. In addition, the Company has agreed that, subject to certain exceptions, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, directly or indirectly issue, offer to sell, sell, distribute or otherwise dispose of any shares of its Common Stock or securities convertible into or exchangeable for its Common Stock or other equity security.

  Certain persons participating in this Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may involve the purchase of Common Stock of the Company on the Nasdaq National Market or otherwise. Such transactions may stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Drinker Biddle & Reath, Philadelphia, Pennsylvania, counsel for the Company. Certain legal matters relating to the offering of the Common Stock will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, who may rely on the opinion of Drinker Biddle & Reath as to certain matters relating to the laws of Pennsylvania.

                                    EXPERTS

  The consolidated financial statements of the Company as of September 30, 1995 and 1996, and for each of the three fiscal years ended September 30, 1996 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 1996, except as they relate to the results of operations and cash flows for the fiscal year ended September 30, 1994, of Kulicke and Soffa (Israel) Ltd., a wholly-owned subsidiary of the Company, have been audited by Price Waterhouse LLP, independent accountants, and insofar as they relate to the results of operations and cash flows of Kulicke and Soffa (Israel) Ltd. for the fiscal year ended September 30, 1994, have been audited by Luboshitz, Kasierer & Co., independent accountants, as set forth in their respective reports thereon incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance on the reports of such independent accountants given on authority of such firms as experts in accounting and auditing.

Wedge Used to Feed Wire Through Wedge Bonders
[ART WORK APPEARS HERE]

Pick-up Tool Used to Handle Individual Die
[ART WORK APPEARS HERE]

Capillary Used to Feed Wire Through Ball Bonders
[ART WORK APPEARS HERE]

PACKAGING MATERIALS

Kulicke and Soffa currently offers a range of packaging materials to semiconductor device assemblers which it sells under the brand names American Fine Wire, Micro-Swiss and Semitec. The Micro-Swiss family of expendable tools includes die collets, capillaries and wedges. Die collets are used to pick up, place and bond the die to the package on which it is mounted during die bonding. Capillaries and wedges are used to feed out, attach and cut the wires used in wire bonding. American Fine Wire is a leading supplier of very fine (typically
0.001 inches in diameter) gold and aluminum wire used in the wire bonding process. AFW produces wire to a wide range of specifications, which can satisfy many wire bonding applications. Semitec manufactures saw blades used in the wafer dicing process.

Aluminum Bonding Wire
[ART WORK APPEARS HERE]

Gold Bonding Wire
[ART WORK APPEARS HERE]

Saw Blade
[ART WORK APPEARS HERE]

[LOGOS OF MICRO-SWISS, SEMITEC AND AMERICAN FINE WIRE CORPORATION APPEARS
HERE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this of-fering other than those contained or incorporated by reference in this Prospec-tus, and, if given or made, such information or representations must not be re-lied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Com-pany or that the information contained herein is correct as of any time subse-quent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                          Page
                                                                          ----
Additional Information...................................................   2
Incorporation of Certain Documents by Reference..........................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  15
Price Range of Common Stock..............................................  15
Capitalization...........................................................  16
Dividend Policy..........................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  29
Management...............................................................  40
Description of Capital Stock.............................................  42
Underwriting.............................................................  43
Legal Matters............................................................  44
Experts..................................................................  44

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                    [LOGO OF KULICKE & SOFFA APPEARS HERE]

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                             MONTGOMERY SECURITIES

                                LEHMAN BROTHERS

                               SMITH BARNEY INC.

                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by the Company. All of such expenses are estimates, except the SEC registration fee, NASD filing fee and Nasdaq listing fee.

     SEC registration fee(1)....................................... $  3,546
     NASD filing fee...............................................      --
     Nasdaq listing fee............................................      --
     Legal fees and expenses.......................................  125,000
     Accounting fees and expenses..................................   50,000
     Printing expenses.............................................  100,000
     Blue Sky fees and expenses....................................    3,000
     Transfer Agent and Registrar fees and expenses................   15,000
     Miscellaneous expenses........................................   53,454
                                                                    --------
       Total....................................................... $350,000(2)
                                                                    ========

(1) Excludes $15,226.79 that was paid with earlier filings of this Registration Statement.
(2) In connection with the original filing of this Registration Statement and the amendments filed prior to Amendment No. 4 thereto, the Company incurred approximately $630,000 of expenses, all of which were written off by the Company in the first quarter of fiscal 1996. The expenses listed in the above table do not include the $630,000 that was previously expensed.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's By-laws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matters therein. In addition, Pennsylvania law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Reference is made to Section 11 of the form of Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement for certain provisions relating to indemnification of the directors and certain officers of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER  ITEM
 ------- ----
  *1.1   Form of Underwriting Agreement.
  *5.1   Opinion of Drinker Biddle & Reath.
 *23.1   Consent of Price Waterhouse LLP (Independent Accountants).
 *23.2   Consent of Luboshitz, Kasierer & Co. (Independent Accountants).
 *23.3   Consent of Drinker Biddle & Reath (included in Exhibit 5.1).
 *24.1   Powers of Attorney of James W. Bagley, Frederick W. Kulicke, Jr., John
         A. O'Steen, Allison F. Page, MacDonell Roehm, Jr., Larry D. Striplin,
         Jr. and C. William Zadel.

--------
* Filed herewith.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

  (1) That, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, HEREUNTO DULY AUTHORIZED IN WILLOW GROVE, COMMONWEALTH OF PENNSYLVANIA, ON THE 25TH DAY OF FEBRUARY, 1997.

                                          KULICKE AND SOFFA INDUSTRIES, INC.


                                          By:       /s/ C. Scott Kulicke
                                             -----------------------------------
                                                      C. SCOTT KULICKE
                                                  CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                  DATE
              ---------                         -----                  ----

        /s/ C. Scott Kulicke            Chairman of the          February 25, 1997
-------------------------------------    Board, Director and
     C. SCOTT KULICKE (PRINCIPAL         Chief Executive
         EXECUTIVE OFFICER)              Officer

       /s/ Clifford G. Sprague          Senior Vice              February 25, 1997
-------------------------------------    President and Chief
   CLIFFORD G. SPRAGUE (PRINCIPAL        Financial Officer
         FINANCIAL OFFICER)

        /s/ Curtis A. Massey            Vice President and       February 25, 1997
-------------------------------------    Corporate
     CURTIS A. MASSEY (PRINCIPAL         Controller
         ACCOUNTING OFFICER)

                  *                     Director                 February 25, 1997
-------------------------------------
           JAMES W. BAGLEY

                  *                     Director                 February 25, 1997
-------------------------------------
      FREDERICK W. KULICKE, JR.

                  *                     Director                 February 25, 1997
-------------------------------------
           JOHN A. O'STEEN

                  *                     Director                 February 25, 1997
-------------------------------------
           ALLISON F. PAGE

                  *                     Director                 February 25, 1997
-------------------------------------
        MACDONELL ROEHM, JR.

                  *                     Director                 February 25, 1997
-------------------------------------
       LARRY D. STRIPLIN, JR.

                  *                     Director                 February 25, 1997
-------------------------------------
          C. WILLIAM ZADEL

        */s/ C. Scott Kulicke                                    February 25, 1997
-------------------------------------
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
   1.1   Form of Underwriting Agreement.
   5.1   Opinion of Drinker Biddle & Reath.
  23.1   Consent of Price Waterhouse LLP (Independent Accountants).
  23.2   Consent of Luboshitz, Kasierer & Co. (Independent Accountants).
  23.3   Consent of Drinker Biddle & Reath (included in Exhibit 5.1).
  24.1   Powers of Attorney of James W. Bagley, Frederick W. Kulicke, Jr., John
         A. O'Steen, Allison F. Page, MacDonell Roehm, Jr., Larry D. Striplin,
         Jr. and C. William Zadel.